Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

FORTE BIOSCIENCES, INC.

ARGENX BV

and

AVENA MERGER SUB INC.

Dated as of July 26, 2026

i

ii

Exhibit A: Certain Definitions

Annex I: Conditions to the Offer

Annex II: Amended and Restated Certificate of Incorporation of the Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of July 26, 2026 by and among: argenx BV, a private company with limited liability (besloten vennootschap) organized under Belgian law (“Parent”); Avena Merger Sub Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Purchaser”); and Forte Biosciences, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

(A) Parent has agreed to cause Purchaser to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares”) for $77.00 per share, net to the seller in cash, without interest (as such amount may be amended or adjusted in accordance with the terms of this Agreement, the “Offer Price”), subject to any withholding of Tax in accordance with Section 2.06(e), upon the terms and subject to the conditions of this Agreement.

(B) As soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding Share as of the Effective Time (other than Excluded Shares) shall be converted into the right to receive the Offer Price, in cash, without interest, subject to any withholding of Tax in accordance with Section 2.06(e) and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

(C) The board of directors of the Company (the “Board of Directors”) has unanimously (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders, (ii) declared it advisable to enter into this Agreement, (iii) adopted resolutions approving and declaring the advisability of the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (v) adopted resolutions recommending that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the preceding clauses (i) through (v), the “Company Board Recommendation”), in each case, on the terms and subject to the conditions of this Agreement.

(D) The board of directors of Parent and the board of directors of Purchaser have each approved this Agreement and declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement and to consummate the Transactions.

(E) Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Purchaser to enter into this Agreement, certain stockholders of the Company (collectively, the “Supporting Stockholders”) are entering into a tender and support agreement with Parent and Purchaser, pursuant to which, among other things, each Supporting Stockholder has agreed to tender all of its Shares to Purchaser in the Offer and (if applicable) vote all of its Shares in favor of the Merger, in each case on the terms and subject to the conditions set forth therein.

(F) Parent, Purchaser and the Company acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the DGCL and shall, subject to the satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the consummation of the Offer.

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

ARTICLE 1

THE OFFER

Section 1.01. The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Article 8, as promptly as practicable after the date of this Agreement but in no event more than 10 business days after the date of this Agreement (subject to the Company having timely provided any information required to be provided by it pursuant to Sections 1.01(e) and 1.02(b)), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all of the outstanding Shares, at a price per Share equal to the Offer Price, net to the seller in cash, without interest and subject to any withholding of Tax in accordance with Section 2.06(e).

(b) Terms and Conditions of the Offer. The obligations of Purchaser to (and of Parent to cause Purchaser to) accept for payment, and (prior to the Offer Acceptance Time) pay for, any Shares validly tendered (and not validly withdrawn) pursuant to the Offer shall be subject to the satisfaction or waiver (to the extent permitted under applicable Legal Requirements) of the conditions set forth in Annex I (collectively, the “Offer Conditions”), and no other conditions. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition, the Termination Condition and the other Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition (to the extent permitted under applicable Legal Requirements) and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the Company, Parent and Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer (provided, however, that nothing herein shall limit the ability of Parent and Purchaser to increase the consideration payable in the Offer but only if it does not reduce the cash consideration payable in the Offer), (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend, modify or waive the Minimum Condition, Termination Condition or the conditions set forth in clause (e) or (g) of Annex I, (F) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such, (G)

terminate the Offer or accelerate, extend or otherwise change the Expiration Date, in each case, except as provided in Sections 1.01(c) or 1.01(d), or (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless this Agreement is terminated in accordance with Article 8.

(c) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one minute after 11:59 p.m. Eastern Time on the date that is 15 business days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following the Offer Commencement Date (unless otherwise agreed to in writing by Parent and the Company) (such date and time, the “Initial Expiration Date”, and such date and time or such subsequent date and time to which the Initial Expiration Date of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Article 8: (i) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied (unless such condition is waivable by Purchaser or Parent and has been waived), Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for additional periods of 10 business days per extension (with each such period to end one minute after 11:59 p.m. Eastern Time on the last business day of such period) (or such other duration as may be agreed in writing by Parent and the Company), to permit such Offer Condition to be satisfied (provided, however, that if as of any then-scheduled Expiration Date all of the Offer Conditions other than the Minimum Condition have been satisfied or waived and the Minimum Condition has not been satisfied, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer pursuant to this clause (i) for 10 business days per extension (or such other duration as may be agreed in writing by Parent and the Company), in order for the Minimum Condition to be satisfied, except that Parent and Purchaser shall not be required to (and, without the prior written consent of the Company, Parent and Purchaser shall not be permitted to) extend the Offer pursuant to this proviso on more than three separate occasions; and (ii) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer from time to time for any period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof, Nasdaq or the staff thereof applicable to the Offer; provided, however, that in no event shall Purchaser (A) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of this Agreement in accordance with Article 8 and (y) the End Date (such earlier occurrence, the “Extension Deadline”) or (B) extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

(d) Termination of Offer. Nothing in this Section 1.01 shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Purchaser to terminate this Agreement pursuant to Article 8. In the event that this Agreement is validly terminated pursuant to Article 8, Purchaser shall (and Parent shall cause Purchaser to) promptly, irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser in accordance with the terms of this Agreement, Purchaser shall as promptly as practicable return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(e) Offer Documents. As promptly as practicable on the Offer Commencement Date, Parent and Purchaser shall (i) file or cause to be filed with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with any exhibits, amendments or supplements thereto, the “Offer Documents”) that will contain or incorporate by reference the Offer to Purchase, form of the related letter of transmittal, and summary advertisement, (ii) make all deliveries, mailings and telephonic notices required by Rule 14d-3 under the Exchange Act and (iii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares as and to the extent required by applicable Legal Requirements. Parent and Purchaser agree that they shall cause the Offer Documents filed by either Parent or Purchaser with the SEC to (x) comply in all material respects with the Exchange Act and other applicable Legal Requirements and (y) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff with respect to the Offer Documents or any other materials filed with the SEC related to the Offer and the Merger and to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and to correct any material omissions therefrom, and Parent and Purchaser further agree to take all steps necessary to promptly cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. The Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents, unless a Company Adverse Change Recommendation has occurred and has been communicated to Parent in writing prior to the filing of such Offer Documents with the SEC. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Acquired Companies and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.01(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable consideration to any such comments made by the Company or its counsel. Parent and Purchaser agree to provide the Company and its counsel with any comments (including oral comments) Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of those comments (including oral comments).

(f) Funds. Without limiting the generality of Section 9.11, Parent shall cause to be provided to Purchaser, on a timely basis, all of the funds necessary to purchase all Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement.

(g) Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted (which, as so adjusted, shall be the Offer Price for all purposes under this Agreement), it being understood that nothing in this Section 1.01(g) shall be construed to permit the Company to take any action that is otherwise prohibited by the terms of this Agreement.

(h) Acceptance. (i) Subject only to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of each of the Offer Conditions, promptly following the Expiration Date (subject to any extensions of the Offer pursuant to Section 1.01(c) of the Agreement), Purchaser shall (and Parent shall cause Purchaser to) irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) as promptly as practicable after the Offer Acceptance Time (and in any event within three business days), Purchaser shall (and Parent shall cause Purchaser to) pay for such Shares.

Section 1.02. Company Actions.

(a) Schedule 14D-9. Subject to Section 6.01(b), as promptly as practicable on the Offer Commencement Date, following but on the same date as the filing of the Offer Documents, the Company shall (i) file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that shall reflect the Company Board Recommendation (unless a Company Adverse Change Recommendation has occurred) and include the fairness opinion of the Company’s financial advisor referenced in Section 3.24 and the notice and other information required by Section 262(d)(2) of the DGCL and (ii) cause the Schedule 14D-9 and related documents to be disseminated to holders of Shares as and to the extent required by applicable Legal Requirements, including by setting the Stockholder List Date as the record date for purposes of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 to (x) comply in all material respects with the Exchange Act and other applicable Legal Requirements and (y) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Schedule 14D-9. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff with respect to the Schedule 14D-9 or any other materials filed with the SEC related to the Offer and the Merger and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to promptly cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel all information concerning Parent or Purchaser that may be required or reasonably requested in connection with any action contemplated by this Section 1.02(a). Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and the Company shall give reasonable consideration to any such comments made by Parent or its counsel. The Company agrees to provide Parent and its counsel with any comments (including oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments (including oral comments).

(b) Stockholder Lists. The Company shall promptly after the date hereof furnish Parent, and if requested by Parent, furnish the Paying Agent and the Depository Agent on behalf of Parent, with a list of its stockholders, as provided under Rule 14d-5 under the Exchange Act, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent, and if requested by Parent, furnish the Paying Agent and the Depository Agent on behalf of Parent, such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer and the Merger (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, which date shall not be more than ten (10) business days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Subject to applicable Legal Requirements, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Purchaser and their agents shall hold in confidence in accordance with the Confidentiality Agreement the information contained in any such labels, listings and files.

(c) Share Registry. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser in the Offer effective as promptly as practicable after the Offer Acceptance Time.

ARTICLE 2

MERGER TRANSACTION

Section 2.01. Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, the separate existence of Purchaser shall cease, and the Company will continue as the Surviving Corporation.

Section 2.02. Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.03. Closing; Effective Time.

(a) Unless this Agreement shall have been terminated pursuant to Article 8, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts), as soon as practicable following the Offer Acceptance Time (but in any event no later than on the first business day immediately following the Expiration Date) except if the conditions set forth in Section 7.01 shall not be satisfied or, to the extent permitted by applicable Legal Requirements, waived as of such date, in which case the Closing shall take place on the first business day on which all conditions set forth in Section 7.01 are satisfied or, to the extent permitted by applicable Legal Requirements, waived, unless another date or place is agreed to in writing by the Company and Parent prior to the Offer Acceptance Time. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL, and the Parties shall take all such further actions as may be required by applicable Legal Requirements to make the Merger effective. The Merger shall become effective upon the date and time of the filing of that certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (such date and time, the “Effective Time”).

Section 2.04. Certificate of Incorporation and Bylaws; Directors and Officers.

(a) As of the Effective Time, the certificate of incorporation of the Company shall, by virtue of the Merger and without any further action, be amended and restated to read in its entirety as set forth on Annex II and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 6.04(a).

(b) The Parties shall take all requisite action so that, as of the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 6.04(a), except that references to the name of Purchaser shall be replaced by references to the name of the Surviving Corporation.

(c) As of the Effective Time, the directors and officers of the Surviving Corporation shall be the respective individuals who served as the directors and officers of Purchaser as of immediately prior to the Effective Time, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. Prior to the Closing, each director of the Company and, if so requested by Parent, each officer of the Company, shall execute and deliver a letter effectuating his or her resignation as a member of the Board of Directors and an officer of the Company (but, for the avoidance of doubt, not as an employee of the Company), respectively, to be effective as of the Effective Time.

Section 2.05. Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i) any Shares owned both as of the Offer Commencement Date and immediately prior to the Effective Time by the Company (including those held in the Company’s treasury) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Shares owned both as of the Offer Commencement Date and immediately prior to the Effective Time by Purchaser shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) any Shares owned both as of the Offer Commencement Date and immediately prior to the Effective Time by Parent or by any direct or indirect wholly owned Subsidiary of the Company or Parent (other than Purchaser), in each case other than Shares held on behalf of third parties, shall be converted into a number of shares of common stock of the Surviving Corporation such that the ownership percentage of any such Subsidiary in the Surviving Corporation immediately following the Effective Time is equal to the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time;

(iv) any Shares irrevocably accepted for purchase pursuant to the Offer shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor (the Shares to be converted or cancelled and retired pursuant to Section 2.05(a)(i), Section 2.05(a)(ii), Section 2.05(a)(iii) and this Section 2.05(a)(iv) collectively, the “Excluded Shares”);

(v) each Share outstanding immediately prior to the Effective Time (other than any Dissenting Shares, which shall have only those rights set forth in Section 2.07, and the Excluded Shares) shall be converted into the right to receive the Offer Price (the “Merger Consideration”), in each case without any interest thereon, subject to any withholding of Taxes in accordance with Section 2.06(e); and

(vi) each share of the common stock, $0.001 par value per share, of Purchaser then outstanding shall be converted into one share of common stock of the Surviving Corporation.

From and after the Effective Time, subject to this Section 2.05(a), all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Shares shall cease to have any rights with respect thereto, except, unless such Shares are Excluded Shares, the right to receive the Merger Consideration therefor in accordance with Section 2.06 or, in the case of Dissenting Shares, the rights set forth in Section 2.07.

(b) If, between the Offer Acceptance Time and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted, it being understood that nothing in this Section 2.05(b) shall be construed to permit the Company to take any action that is otherwise prohibited by the terms of this Agreement.

Section 2.06. Exchange Matters; Stock Transfer Books.

(a) Prior to the Offer Acceptance Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Depository Agent”) for the holders of Shares entitled to receive the Offer Price pursuant to Section 1.01(b), and to act as agent (the “Paying Agent”) for the holders of Shares entitled to receive the Merger Consideration pursuant to Section 2.05. As promptly as practicable after the Offer Acceptance Time (but in any event on the first business day immediately following the Expiration Date), Parent shall deposit, or shall cause to be deposited, with the Depository Agent cash sufficient to make the payment of the aggregate Offer Price payable pursuant to Section 1.01(h). On or prior to the Closing Date, Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to pay the aggregate Merger Consideration payable pursuant to Section 2.05 (together with the amount deposited pursuant to the immediately preceding sentence, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to pay the aggregate Offer Price in the Offer and the aggregate Merger Consideration to holders of Shares in the Merger. The Payment Fund shall be invested by the Depository Agent or the Paying Agent as directed by Parent; provided, however, that to the extent Parent becomes aware that the Payment Fund has diminished for any reason below the level required for the Paying Agent to make promptly all cash payments pursuant to Section 1.01(h) and Section 2.05, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is, at all times during the duration of the Payment Fund, maintained at a level sufficient for the Paying Agent to make all such payments pursuant to Section 1.01(h) and Section 2.05.

(b) Except as provided in this Section 2.06(b), at the Effective Time, holders of Shares shall not be required to take any action with respect to the exchange of their Shares for the Merger Consideration.

(i) Any holder of Shares held in direct registry form through the Company’s transfer agent, Computershare Trust Company, N.A. (the “Company Transfer Agent”) shall, subject to compliance with customary procedures of the Paying Agent and the Company Transfer Agent, automatically upon the Effective Time, be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as possible after the Effective Time, the Merger Consideration to which such holder shall become entitled pursuant to Section 2.05(a)(v), and the Shares so exchanged shall be forthwith canceled. Payment of the applicable Merger Consideration with respect to such Shares shall be made only to the Person in whose name such Shares are registered.

(ii) With respect to Shares held, directly or indirectly, through the Depository Trust Company (“DTC”), Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Shares held of record by DTC or its nominees (and entitled to receive the Merger Consideration pursuant to Section 2.05) in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary third-party intermediaries, the aggregate Merger Consideration to which the beneficial owners of such Shares held, directly or indirectly through DTC shall become entitled pursuant to Section 2.05(a)(v).

(iii) No interest shall accrue or be paid on the Merger Consideration for the benefit of the holder thereof. Until exchanged as contemplated by this Section 2.06(b), each Share (other than any Excluded Shares or Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by Section 2.05.

(c) At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (with respect to the aggregate consideration to which holders of Shares shall become entitled pursuant to Section 2.05) which had been made available to the Paying Agent and not disbursed to holders of Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration to which such holders shall become entitled pursuant to Section 2.05, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Shares for the Merger Consideration to which such holder shall become entitled pursuant to Section 2.05 delivered in respect of such Shares to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements.

(e) Each of the Company, the Surviving Corporation, Parent and Purchaser, and their Affiliates, the Paying Agent or the Depository Agent, as the case may be, shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement, such amounts as are required to be deducted and withheld under any Legal Requirement with respect to Taxes. Parent and the Company shall reasonably cooperate with the applicable payee by providing a reasonable opportunity for such payee to provide forms and other evidence that would reduce or eliminate any applicable deduction and withholding.

Any amounts so deducted and withheld and paid over to the applicable Governmental Body in accordance with applicable Legal Requirements shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 2.07. Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held of record or beneficially owned by holders or beneficial owners, as applicable, who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist and the holder or beneficial owner thereof shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL in respect of such Shares; provided, however, that if any such holder or beneficial owner shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s or beneficial owner’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.06(e)), and such Shares shall not be deemed to be Dissenting Shares. The Company shall give prompt notice to Parent and Purchaser of any demands received by the Company for appraisal of any Dissenting Shares, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL, in each case prior to the Effective Time, and, at or prior to the Effective Time, the Company shall provide the Paying Agent with a list of the names and addresses of the holders of Dissenting Shares, if any, and such other information regarding the Dissenting Shares as the Paying Agent reasonably requests. Parent and Purchaser shall have the right to direct and participate in all negotiations and proceedings with respect to such demands, and the Company shall not, without the prior written consent of Parent and Purchaser, settle or offer to settle, or make any payment with respect to, any such demands, approve any withdrawal of any such demands or agree or commit to do any of the foregoing.

Section 2.08. Treatment of Equity Awards and Company ESPP.

(a) At the Effective Time, and without any action on the part of Parent, Purchaser, the Company, or any other Person, each Company Option that is then outstanding and unexercised, whether or not vested, and which has a per Share exercise price that is less than the Merger Consideration, shall be cancelled and converted into the right of the holder to receive (subject to any applicable withholding Taxes) a lump-sum cash payment equal to (i) the excess (if any) of (A) the Merger Consideration over (B) the per Share exercise price of such Company Option, multiplied by (ii) the total number of Shares subject to such Company Option immediately prior to the Effective Time. For the avoidance of doubt, at the Effective Time, each Company Option that is then outstanding and unexercised, whether or not vested and which has a per Share exercise price that is equal to or greater than the Merger Consideration, shall be cancelled with no consideration payable therefor.

(b) At the Effective Time, and without any action on the part of Parent, Purchaser, the Company, or any other Person, each Company RSU that is then outstanding, whether or not vested, shall be cancelled and converted into the right of the holder to receive (subject to any applicable withholding Taxes) (i) a lump-sum cash payment equal to (A) the Merger Consideration, multiplied by (B) the total number of Shares subject to such Company RSU immediately prior to the Effective Time.

(c) As soon as reasonably practicable after the Effective Time (but in no event later than the second (2nd) regular payroll date that follows the Effective Time or at such later date required to avoid the imposition of Taxes under Section 409A of the Code), Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, pay, or cause to be paid, the consideration payable pursuant to Section 2.08(a) and Section 2.08(b), without interest and net of any applicable withholding Taxes, to the holders of the Company Equity Awards through, to the extent applicable, the Surviving Corporation’s payroll or the Company’s normal payroll procedures.

(d) As soon as practicable following the date hereof, the Board of Directors shall take all actions within its corporate power that are necessary or advisable under the Company ESPP or applicable Legal Requirements with respect to the Company ESPP to provide that (i) with respect to the offering period under the Company ESPP in effect as of the date hereof, if any (the “ESPP Offering Period”), no individual who was not a participant in the Company ESPP as of the date hereof may enroll in the Company ESPP with respect to such ESPP Offering Period and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for such ESPP Offering Period, (ii) no new offering period shall be commenced under the Company ESPP on or after the date hereof, and (iii) if the applicable purchase date with respect to the ESPP Offering Period would otherwise occur on or after the Offer Acceptance Time, then the ESPP Offering Period will be shortened and the applicable purchase date with respect to such ESPP Offering Period will occur on the day that is no later than the business day prior to the Effective Time. To the extent required by the Company ESPP, the Company shall provide notice to participants describing the treatment of the Company ESPP pursuant to this Section 2.08(d). At the Effective Time, any funds credited as of such date under the Company ESPP that are not used to purchase Shares on the final purchase date within the associated accumulated payroll withholding account for each participant under the Company ESPP shall be refunded to the applicable participant, without interest, in accordance with the terms of the Company ESPP and applicable Legal Requirements.

(e) Prior to the Offer Acceptance Time, the Board of Directors shall take all actions within its corporate power that are necessary or advisable under the Company Equity Plans, the award agreements pursuant to which the Company Equity Awards are outstanding or otherwise and the Company ESPP, and applicable Legal Requirements, including adopting resolutions to effectuate the transactions described in this Section 2.08 and terminate the Company Equity Plans and the Company ESPP as of immediately prior to the Effective Time, in each case, without liability to the Company, Parent, the Surviving Corporation, or any of their respective Affiliates or Subsidiaries, other than the obligation to make the payments described in this Section 2.08.

Section 2.09. Treatment of Company Warrants.

(a) Following the Offer Acceptance Time, in accordance with the terms of the applicable warrant agreement, each holder of any Company Prefunded Warrant that is outstanding and unexercised as of the Offer Acceptance Time shall have the right to receive, upon exercise of such Company Prefunded Warrant in accordance with the terms of the applicable warrant agreement, the Merger Consideration with respect to each Share issuable upon exercise in full of such Company Prefunded Warrant as of the Offer Acceptance Time without regard to any limitations on exercise contained in the warrant agreement, it being acknowledged and agreed that any such Company Prefunded Warrant may be exercised pursuant to a “cashless exercise” in accordance with the terms of the applicable including warrant agreement. For the avoidance of doubt, any Shares issued upon the exercise of any Company Prefunded Warrant prior to the Offer Acceptance Time (or Shares issuable upon the exercise of any Company Prefunded Warrant prior to the Offer Acceptance Time that have not been settled as of the Effective Time) shall be treated in accordance with Section 2.05(a).

(b) Immediately prior to the Offer Acceptance Time, in accordance with the terms of the applicable warrant agreement, any Company Legacy Warrant that is outstanding and unexercised as of immediately prior to the Offer Acceptance Time will expire without any consideration paid therefor.

Section 2.10. Further Action. The Parties agree to take all necessary action to cause the Merger to become effective in accordance with this Article 2 as soon as practicable following the consummation of the Offer without a vote of the Company’s stockholders, as provided in Section 251(h) of the DGCL. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Purchaser as follows (it being understood that each representation and warranty contained in this Article 3 is subject to (a) exceptions and disclosures set forth in the section or subsection of the Company Disclosure Letter corresponding to the particular Section or subsection in this Article 3; (b) any exception or disclosure set forth in any other section or subsection of the Company Disclosure Letter to the extent it is reasonably apparent on the face of such disclosure that such exception or disclosure is applicable to qualify such representation and warranty; and (c) disclosure in the Company SEC Documents filed or furnished and publicly available at least one business day prior to the date of this Agreement (other than any general cautionary or forward-looking statements contained in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents)):

Section 3.01. Due Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and the Company’s only Subsidiaries are set forth in Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025. Each Subsidiary of the Company is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of its jurisdiction of organization. Each Acquired Company has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted and (ii) to own and use its assets in the manner in which its assets are currently owned and used, in each case, except as has not had, individually or in the aggregate, a Material Adverse Effect and would not reasonably be expected to materially impair, prevent or materially delay the Company’s ability to consummate the Transactions prior to the End Date on the terms set forth in this Agreement. Each Acquired Company is qualified or licensed to do business as a foreign corporation or other entity, and is in good standing (with respect to jurisdictions that recognize such concept), in each jurisdiction where the nature of its business requires such qualification or licensing, except as has not had, individually or in the aggregate, a Material Adverse Effect and would not reasonably be expected to materially impair, prevent or materially delay the Company’s ability to consummate the Transactions prior to the End Date on the terms set forth in this Agreement.

Section 3.02. Organizational Documents. The Company has delivered or made available to Parent accurate and complete copies of the certificate of incorporation, bylaws, and other organizational or governing documents of the Company and each of its Subsidiaries, including all amendments thereto, as in effect on the date hereof. The certificate of incorporation, bylaws and the other organizational or governing documents of each Acquired Company are in full force and effect and no Acquired Company is in violation of its certificate of incorporation or bylaws (or other organizational or governing documents) in any material respect.

Section 3.03. Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 200,000,000 Shares, of which 20,489,993 Shares were issued and outstanding as of the close of business on July 23, 2026 (the “Capitalization Date”) and (ii) 10,000,000 shares of Company Preferred Stock (200,000 of which are designated as Series A Participating Preferred Stock), of which no shares were outstanding as of the Capitalization Date. As of the Capitalization Date, 619,606 Shares were subject to issuance pursuant to 2025 Warrants issued and outstanding, all of which have an exercise price of $0.001 per Share, 3,203,889 Shares were subject to issuance pursuant to the 2024 Warrants issued and outstanding, all of which have an exercise price of $0.001 per Share and 133,347 Shares were subject to issuance pursuant to the 2023 Warrants issued and outstanding, all of which have an exercise price of $0.025 per Share. From the Capitalization Date to the execution and delivery of this Agreement, the Company has not issued any Shares except pursuant to the due exercise or settlement of Company Warrants or Company Options or the vesting or settlement of Company RSUs, in each case outstanding as of the Capitalization Date in accordance with their terms as in effect on the Capitalization Date and, from the Capitalization Date to the execution of this Agreement, the Company has not issued any warrants to acquire Shares or any Company Options, Company RSUs or other equity or equity-based awards. All of the outstanding equity interests of the Acquired Companies have been duly authorized and validly issued, and are fully paid and nonassessable.

(b) The Company owns all of the authorized and outstanding capital stock and other equity interests of each of the Company’s Subsidiaries. The outstanding capital stock and other equity interests of the Company’s Subsidiaries owned by the Company are owned free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws. There are no (i) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of the capital stock or other equity securities of any of the Company’s Subsidiaries, or (ii) outstanding securities, instruments, bonds, debentures, notes or obligations of any Acquired Company that are or may become convertible into or exchangeable for any shares of the capital stock or other equity securities of any of the Company’s Subsidiaries. The Company does not own, directly or indirectly, any capital stock or other equity interests in, or subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire, or other securities convertible into or exchangeable or exercisable for, any capital stock or other equity interests of any other Entity. No Subsidiary of the Company owns any Shares.

(c) As of the Capitalization Date: (i) 3,830,420 Shares were subject to issuance pursuant to Company Options granted and outstanding under the Company Equity Plans; (ii) 590,608 Shares were subject to issuance pursuant to Company RSUs granted and outstanding under the Company Equity Plans; and (iii) 3,474 Shares were subject to outstanding purchase rights under the Company ESPP (assuming a purchase price equal to the fair market value of a Share on the first day of the ESPP Offering Period).

(d) Except as set forth in Section 3.03(a) and except for the Company Options, Company RSUs and purchase rights under the Company ESPP outstanding as of the date of this Agreement (and Shares issuable upon the exercise or settlement thereof), as of the date of this Agreement, there are no: (i) outstanding shares of capital stock or other securities of the Company; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any Shares, restricted stock unit, performance stock unit, stock appreciation rights, incentive award measured based on the Shares, stock-based performance unit or any other right that is linked to, or the value of which is in any way based on or derived from, the value of the Shares, in each case other than derivative securities not issued by the Company; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations of the Company that are or may become convertible into or exchangeable for Shares; (iv) outstanding bonds, debentures, notes or other indebtedness of any Acquired Company that has a right to vote on any matters on which the holders of Shares have a right to vote; (v) stockholder rights plans (or similar plans commonly referred to as a “poison pill”) in effect or Contracts under which the Company is or may become obligated to sell or otherwise issue any Shares; or (vi) Contracts to which the Company is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Shares.

(e) Section 3.03(e) of the Company Disclosure Letter sets forth a true, correct and complete list of all awards of the Company Options and Company RSUs that are outstanding as of the close of business on the Capitalization Date, indicating, with respect to each such outstanding Company Option and Company RSU, (i) the name of the holder, (ii) the type of award (e.g., nonqualified stock option, incentive stock option or Company RSU), (iii) the

Company Equity Plan under which the Company Equity Award was granted, (iv) the grant date for such Company Equity Award (or the date of repricing, if applicable), (v) the number of Shares subject thereto, (vi) with respect to each award of Company Options, the per Share exercise price and (vii) with respect to any Company Option, whether it was intended at grant to be an “incentive stock option” under Section 422 of the Code. Each outstanding Company Equity Award was issued or granted, as applicable, and has at all times been administered in compliance with all applicable Legal Requirements or exemptions therefrom and the terms and conditions of the applicable Company Equity Plan and agreement under which it was granted. The exercise price per Share of each Company Option is not less than the fair market value (within the meaning of Section 409A of the Code) of a Share on the date of grant (or the date of repricing, if applicable) of such Company Option and all such Company Options are exempt from Section 409A of the Code. The Company has delivered or made available to Parent or Parent’s Representatives copies of all Company Equity Plans and the form of all award agreements evidencing grants of Company Equity Awards and any award agreement that materially deviates from such forms. Other than as set forth in Section 3.03(e) of the Company Disclosure Letter, there are no issued, outstanding or authorized stock option, restricted stock unit award, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards (whether settleable in cash or equity) with respect to any of the Acquired Companies.

Section 3.04. Authority; Binding Nature of Agreement.

(a) The Company has the corporate power and authority to execute and deliver and to perform its obligations under this Agreement and to consummate the Transactions. The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations under this Agreement and the consummation by the Company of the Transactions (including, assuming satisfaction of the Minimum Condition and the consummation of the Offer, the Merger) have been duly and validly authorized by all necessary corporate action on the part of the Company, and, except for the filing of the certificate of merger with the Secretary of State of the State of Delaware, no additional corporate proceedings or corporate actions on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations under this Agreement or the consummation by the Company of the Transactions.

(b) The Board of Directors has (a) determined that this Agreement, and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders, (b) declared it advisable to enter into this Agreement, (c) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (d) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (e) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, which resolutions have not been subsequently withdrawn or modified in any manner, except in material compliance with Section 6.01.

(c) This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles (the “Enforceability Exceptions”). If the Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated hereby, no vote of the Company’s stockholders or any holder of Shares is necessary to authorize or adopt this Agreement or to consummate the Transactions, assuming the accuracy of the representations set forth in Section 4.08.

Section 3.05. SEC Filings; Financial Statements.

(a) Since January 1, 2024, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (as supplemented, modified or amended since the time of filing, the “Company SEC Documents”). As of their respective filing dates, or, if amended prior to the date of this Agreement, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Documents, and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of the Company has failed to make any certification required of him or her under Sections 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Document. None of the Company’s Subsidiaries is required to file any reports, schedules, forms, statements and other documents with the SEC.

(b) The financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act); and (iii) fairly presented, in all material respects, the financial position of the Acquired Companies as of the respective dates thereof and the results of operations, changes in stockholders’ equity and cash flows of the Acquired Companies for the periods covered thereby (subject, in the case of the unaudited financial statements, to the absence of notes and to normal and recurring year-end adjustments that are not, individually or in the aggregate, material).

(c) The Company maintains, and at all times since January 1, 2024 has maintained, a system of “internal control over financial reporting” (as defined in Rule 13a-15 under the Exchange Act), which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Acquired Companies; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Acquired Companies that could have a material effect on its financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2025, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective. To the knowledge of the Company, since January 1, 2026, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilized by the Company, which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; or (2) any fraud, whether or not material, that involves the management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting.

(d) The Company maintains, and at all times since January 1, 2024 has maintained, disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e) The Company is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq.

(f) No Acquired Company is a party to, nor does it have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Acquired Companies in the Company SEC Documents.

(g) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened in writing, in each case regarding any accounting practices of the Company.

(h) Except for matters resolved prior to the date hereof, since January 1, 2024, (i) none of the Company or any of the Company’s Subsidiaries or any of their respective directors or officers, nor, to the knowledge of the Company, any of their respective employees, auditors, accountants or other Representatives has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company, any of the Company’s Subsidiaries or its or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or Company Subsidiary has engaged in questionable accounting or auditing practice, except as would not reasonably be expected to be, individually or in the aggregate, material to the preparation or accuracy of the Company’s financial statements.

(i) Each document required to be filed by the Company with the SEC in connection with the Offer, including the Schedule 14D-9 (the “Company Disclosure Documents”), and any amendments or supplements thereto, when filed with the SEC or first distributed or otherwise disseminated to the Company’s stockholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or otherwise disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(j) The information with respect to the Acquired Companies that the Company furnishes to Parent or Purchaser specifically for use in the Offer Documents, at the time of the filing of, at any time such document is amended or supplemented and at the time of any distribution or dissemination of the Offer Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(k) Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent, Purchaser and their respective Representatives specifically for inclusion or incorporation by reference in the Company Disclosure Documents.

Section 3.06. Absence of Changes; No Material Adverse Effect. Except as expressly contemplated by this Agreement, from January 1, 2026, through the date of this Agreement:

(a) except for the execution and performance of this Agreement, and the discussions, negotiations and activities related thereto, each Acquired Company has operated in all material respects in the ordinary course of business; and

(b) there has not occurred any Material Adverse Effect.

Section 3.07. Title to Assets. The Acquired Companies have good and valid title to or, in the case of leased or licensed assets, a valid and enforceable leasehold interest in or license to, all assets (excluding Intellectual Property Rights) owned, leased or licensed by the Acquired Companies as of the date of this Agreement, and all of such assets are owned by the Acquired Companies free and clear of any Encumbrances (other than Permitted Encumbrances), in each case, except as has not had, individually or in the aggregate, a Material Adverse Effect.

Section 3.08. Real Property.

(a) No Acquired Company owns any real property.

(b) Section 3.08(b) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of the Leased Real Property. Each Acquired Company holds valid and existing leasehold interests in the Leased Real Property that is leased or subleased by such Acquired Company from another Person, free and clear of all Encumbrances other than Permitted Encumbrances, in each case, except as has not had, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2024, no Acquired Company has received any notice regarding (i) any violation or breach or default under any Real Property Lease that has not since been cured, (ii) any pending or threatened in writing condemnation of any portion of the Leased Real Property or (iii) building, fire or zoning code violations with respect to the Leased Real Property, in each case in clauses (i) through (iii), that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. No Person leases, subleases, licenses or otherwise has the right to use or occupy under a Contract entered into by an Acquired Company any of the Leased Real Property other than, as applicable, the Acquired Companies, and, no Person, other than the Acquired Companies, is in possession of any Leased Real Property.

Section 3.09. Intellectual Property.

(a) Section 3.09(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Owned Registered IP and Licensed Registered IP (including issued Patents and Patent applications, Trademark registrations and applications, and Copyright registrations and applications) as of the date of this Agreement and includes, for each such right, the legal (and, if different, record) owner(s), the jurisdiction, the application and issuance/registration numbers, the filing and issuance/registration dates, and the current status. All material Owned Registered IP and, to the knowledge of the Company, material Licensed Registered IP is (i) subsisting, (ii) other than any pending applications therefor, to the knowledge of the Company, not invalid or unenforceable (and, with respect to pending applications, not abandoned or withdrawn), and (iii) not subject to (and none of the Acquired Companies or, to the knowledge of the Company, any licensor have received any written notice of) any outstanding injunction, order, judgment, charge, consent, settlement, ruling, decree or other disposition or dispute, in each case, restricting or otherwise adversely affecting any Acquired Company’s use thereof or rights thereto or the priority, registrability, duration, scope, ownership, validity or enforceability thereof (in each case other than routine examination proceedings with respect to pending applications). Except as would not be material to the Acquired Companies, taken as a whole, the Acquired Companies are the sole and exclusive beneficial owners (and in the case of Registered IP, record owners) of all Company Owned IP.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies taken as a whole, no interference, opposition, reissue, reexamination proceeding, cancellation proceeding, investigation or other Legal Proceeding (other than routine examination proceedings with respect to pending applications) is pending, or threatened in writing against, any Acquired Company in which the claim construction, duration, validity, enforceability, priority, registrability, inventorship or ownership of any Owned Registered IP or, to the knowledge of the Company, Licensed Registered IP is being or has been contested or challenged.

(c) The Acquired Companies own all Company Owned IP and have the valid and enforceable right to use (i) the Company Owned IP and (ii) to the knowledge of Company, pursuant to a valid and enforceable written agreement, the Company Licensed IP, in each case (i) and (ii), in the operation of the business of the Acquired Companies as currently conducted and, with respect to the commercialization of FB102 as it currently exists, as contemplated to be conducted, free and clear of all Encumbrances other than Permitted Encumbrances or as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies, taken as a whole.

(d) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies taken as a whole, the Acquired Companies have used commercially reasonable efforts to maintain the confidentiality of Trade Secrets or non-public Know-How constituting Company Owned IP or Company Licensed IP, including requiring all Persons to whom such Trade Secrets or non-public Know-How have been disclosed by any Acquired Company to be bound by written obligations of confidentiality, except with respect to disclosures of Trade Secrets or Know-How made in the ordinary course of business consistent with past practice in connection with an industry publication or presentation approved by an Acquired Company or embodiment in a new patent application filed by an Acquired Company. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies taken as a whole, to the knowledge of the Company, no Trade Secret or non-public Know-How that is the subject of this Section 3.09(d) has been disclosed improperly by any Person.

(e) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies taken as a whole, (i) to the knowledge of the Company, the operation of the Acquired Companies’ respective businesses as conducted since July 1, 2023, does not (and will not upon the commercialization of FB102, as it currently exists) infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated, any Intellectual Property Rights owned by any other Person, and (ii) since July 1, 2023 through the date of this Agreement, there has been no Legal Proceeding pending or, to the knowledge of the Company, threatened in any written notice or other written communication directed to any Acquired Company relating to any allegations of the foregoing against any Acquired Company, which includes any such allegations (including in the form of an invitation to enter into a license) against any Acquired Company.

(f) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies taken as a whole, (i) to the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating, or, since July 1, 2023, has infringed, misappropriated or otherwise violated, any Company Owned IP or Company Licensed IP and (ii) from July 1, 2023 through the date of this Agreement, there has been no Legal Proceeding pending or threatened in writing relating to any allegations of the foregoing made by any Acquired Company or, to the knowledge of Company, any of their respective licensors or any other Person.

(g) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies taken as a whole, none of the Company Owned IP, or to the knowledge of the Company, Company Licensed IP is subject to any outstanding injunction, order, decree, charge, consent, judgment, covenant not to sue, settlement, ruling or other disposition of dispute, in each case, that restricts the use, transfer, registration or licensing of any Company Owned IP or Company Licensed IP by any Acquired Company, or otherwise adversely affects the ownership, validity, scope, use, registrability, or enforceability of any such Company Owned IP or Company Licensed IP.

(h) Each individual who is or was involved in the creation or development of any material Company Owned IP is or was, at the time of creation or development, subject to a written agreement (that, to the knowledge of Company, is valid and enforceable) containing a present assignment of all such Intellectual Property Rights to the applicable Acquired Company and is subject to confidentiality provisions (that, to the knowledge of Company, are valid and enforceable) protecting such Intellectual Property Rights, and, to the knowledge of the Company, no individual who is or was involved in the creation or development of any material Company Owned IP has failed to sign such an agreement. To the knowledge of the Company, there is no material breach under any such agreement. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies taken as a whole, (i) each Patent included in the Owned Registered IP and, to the knowledge of the Company, each Patent included in the Licensed Registered IP properly identifies all inventors thereof as determined in accordance with applicable Legal Requirements, (ii) to the knowledge of the Company, the compliance by each such inventor with each written agreement referenced in the prior sentence does not conflict with any of such inventor’s obligations to third parties and (iii) all such assignments have been timely and properly executed and filed with the United States Patent and Trademark Office or its foreign equivalent, as applicable, in accordance with applicable Legal Requirements.

(i) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies taken as a whole, no Company Owned IP or, to the knowledge of the Company, Company Licensed IP was developed, in whole or in part, with any funding, facilities, personnel, or other support or resources from any Governmental Body, any foundation, nonprofit, charity, non-governmental organization, or any public or private university, college, or other educational institution or research center, in each case, in a manner that would give any such entities an ownership interest or other commercial or manufacturing rights (including a license to commercialize or to cause the substantial manufacture of corresponding products in the United States) in any such material Company Owned IP or material Company Licensed IP. None of the Acquired Companies or, to the knowledge of the

Company, any of their respective licensors has failed to comply with any invention disclosure, election of title or patent reporting requirements with respect to any material Company Owned IP or material Company Licensed IP, in whole or in part, developed with funding, facilities, personnel or other material support or resources from any Governmental Body, foundation, nonprofit, charity, non-governmental organization, or any public or private university, college, or other educational institution or research center.

(j) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies taken as a whole, with respect to the Owned Registered IP and, to the knowledge of the Company, the other Licensed Registered IP, (i) all necessary registration, maintenance, renewal and other relevant filing fees have been timely paid, (ii) all necessary documents and certificates in connection therewith have been timely filed with the relevant Patent, Trademark, Copyright, or other authorities in the United States or the applicable foreign jurisdiction, as the case may be, for the purpose of maintaining such Intellectual Property Rights in full force and effect, and (iii) except as set forth on Section 3.09(j) of the Company Disclosure Letter, there are no such filings, payments or other actions that must be made or taken on or before the date that is 90 days following the date hereof.

(k) Except as has not had, individually or in the aggregate, a Material Adverse Effect, (i) the Company IT Assets operate in accordance with their specifications and related documentation and perform in a manner that permits the Acquired Companies to conduct their respective business as currently conducted, (ii) the Acquired Companies have taken commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the Company IT Assets (and all data and other information and transactions stored or contained therein or processed or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures and business continuity procedures, and (iii) since July 1, 2023, there has been no unauthorized use, access or security breach, or interruption, modification, loss or corruption of any of the Company IT Assets (or any data stored or contained therein or processed or transmitted thereby).

(l) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies taken as a whole, the consummation of the Transactions will not result in the loss or impairment of any Acquired Company’s right (i) to own or use any of the Company Owned IP or (ii) to the knowledge of Company, to use any Company Licensed IP, in each case, in the same manner as owned or used immediately preceding the consummation of the Transactions.

Section 3.10. Data Privacy.

(a) The Acquired Companies are, and have at all times been, in compliance with all Privacy Requirements, except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect. The Acquired Companies have implemented controls, including policies and procedures, reasonably designed to ensure compliance with the Privacy Requirements and have adopted and published privacy notices and policies that accurately describe their privacy practices, and have at all times complied, and comply with such notices and policies, except in each case with respect to the foregoing, as has not had, individually or in the aggregate, a Material Adverse Effect. The execution, delivery, performance and consummation of the Transactions contemplated hereby (including the Processing of Personal Data by the Acquired Companies in connection therewith) will not violate any applicable Privacy Requirements, except as has not had, individually or in the aggregate, a Material Adverse Effect. Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Acquired Companies have not provided any Person or any Covered Person access to or the ability to access Sensitive Personal Information in violation of the DOJ Final Rule, the PADFAA, or the NIH Policy.

(b) The Acquired Companies have implemented and maintain a written information security program comprising administrative, physical, and technical safeguards sufficient to protect the security, confidentiality, integrity, and availability of the Company IT Assets and the Acquired Companies’ Sensitive Data that is consistent with (i) reasonable practices in the industry in which the Acquired Companies operate and (ii) all Privacy Requirements, except, in each case with respect to clauses (i) and (ii), as would not, individually or in the aggregate, have a Material Adverse Effect.

(c) All Personal Data collected from all Acquired Companies’ websites, digital properties, and otherwise has been collected, maintained, used or otherwise Processed by the Acquired Companies in compliance with obligations under the Privacy Requirements, except in each case with respect to the foregoing, as would not, individually or in the aggregate, have a Material Adverse Effect. The Acquired Companies do not use or deploy third-party cookies, pixels or other online tracking technologies to collect Personal Data from, or target for, recruitment or advertising purposes actual or potential customers or trial participants, except, in each case with respect to the foregoing, as would not, individually or in the aggregate, have a Material Adverse Effect.

(d) The Acquired Companies have not experienced or been accused or notified in writing of any (i) Security Breaches or (ii) unauthorized access to or use of or loss of access to any Company IT Asset or other technology necessary for the operations of the business of the Acquired Companies, except, in each case with respect to clauses (i) and (ii), as would not, individually or in the aggregate, have a Material Adverse Effect. The Acquired Companies have not given, and have not been obligated by applicable Legal Requirement, Governmental Body, or other Privacy Requirement to give, notice to any Person of any such Security Breach, except where failure to provide such notice has not had, individually or in the aggregate, a Material Adverse Effect. The Acquired Companies have not received any notice of any Legal Proceedings, claims, investigations (including investigations by a Governmental Body), or alleged violations of Privacy Requirements with respect to Personal Data Processed by the Acquired Companies, except in connection with any such Legal Proceedings, claims, investigations, or violations that would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.11. Contracts. Section 3.11 of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of each Material Contract and the Company has made available to Parent a true, correct and complete copy of each such Material Contract. Except as has not had, individually or in the aggregate, a Material Adverse Effect:

(i) no Acquired Company nor, to the knowledge of the Company, any other party is in breach of, or default under, any Material Contract and, to the knowledge of Company, no Acquired Company or any other party to a Material Contract has taken or failed to take any action that with or without notice, lapse of time or both would constitute a breach of or default under any Material Contract, and (ii) each Material Contract (other than any Contract that (x) has expired in accordance with its terms or (y) prior to the date hereof, has been terminated, restated or replaced or if after the date hereof, has been terminated, restated or replaced in compliance with the terms of this Agreement) is, to the knowledge of the Company, with respect to the Acquired Companies party thereto and each other party thereto, a valid and binding agreement in full force and effect, enforceable in accordance with its terms, subject to the Enforceability Exceptions. Since January 1, 2024, the Acquired Companies have not received any written or, to the knowledge of the Company, oral notice regarding any breach or default under or termination of, any Material Contract that has not since been cured, except as has not had, individually or in the aggregate, a Material Adverse Effect.

Section 3.12. Liabilities. The Acquired Companies do not have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for: (a) liabilities reflected or reserved against in the financial statements or notes thereto included in the Company SEC Documents filed prior to the date of this Agreement; (b) liabilities or obligations incurred pursuant to the terms of this Agreement; (c) liabilities for performance of obligations under Contracts binding upon the Acquired Companies that have been made available to Parent (other than resulting from any breach or acceleration thereof); and (d) liabilities incurred in the ordinary course of business since January 1, 2026 (it being understood that breaches of Legal Requirements shall not be deemed to be liabilities incurred in the ordinary course of business); and (e) liabilities that have not had, individually or in the aggregate, a Material Adverse Effect.

Section 3.13. Compliance with Legal Requirements. Each Acquired Company is, and since January 1, 2024, has been, in compliance with all applicable Legal Requirements except as has not had, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2024, through the date of this Agreement, no Acquired Company has been given written notice of, or been charged with, any violation of, any applicable Legal Requirement, except as has not had, individually or in the aggregate, a Material Adverse Effect.

Section 3.14. Regulatory Matters.

(a) Since July 1, 2023, except as would not be, individually or in the aggregate, material to the Acquired Companies taken as a whole, each Acquired Company has filed, maintained or furnished with the applicable regulatory authorities (including the FDA, EMA or any other Governmental Body performing functions similar to those performed by the FDA or EMA or otherwise having jurisdiction over the pricing, reimbursement, safety, efficacy, approval, development, testing, labeling, manufacture, storage, distribution or commercialization of FB102 (such Governmental Bodies, collectively, the “Specified Governmental Bodies”)) all required filings, declarations, listings, registrations, reports, submissions, applications, supplements, amendments, modifications, notices and other documents, including adverse event reports. Except as would not be, individually or in the aggregate, material to the Acquired Companies taken as a whole, all such filings, declarations, listings, registrations, reports, submissions, applications, supplements, amendments, modifications, notices and other documents filed or submitted on or after July 1, 2023 with respect to FB102 were in compliance with applicable Legal Requirements, including all applicable Health Care Laws, and no deficiencies or related Legal Proceedings have been asserted or threatened by any applicable Governmental Body with respect to any such filings, declarations, listings, registrations, reports, submissions, applications, supplements, amendments, modifications, notices and other documents. Since July 1, 2023, any updates, changes, corrections or modifications to such materials required under applicable Legal Requirements, including all applicable Health Care Laws, have been submitted to FDA and other Specified Governmental Bodies in compliance with such Legal Requirements in all material respects.

(b) Section 3.14(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all clinical trials undertaken or sponsored by or on behalf of an Acquired Company with respect to FB102 since July 1, 2023. Except as would not be, individually or in the aggregate, material to the Acquired Companies taken as a whole, all nonclinical studies and clinical trials sponsored or conducted by or on behalf of any Acquired Company with respect to FB102 have been since July 1, 2023, and are being, conducted, and all data have been generated, analyzed, reviewed, and stored in connection therewith, in compliance with all applicable research protocols, informed consents and Legal Requirements, including Good Laboratory Practices, Good Manufacturing Practices, and Good Clinical Practices requirements. Since July 1, 2023, no clinical trial sponsored or conducted by or on behalf of any Acquired Company with respect to FB102 has been terminated, delayed or suspended prior to completion for safety or other reasons, and neither the FDA nor any other Specified Governmental Body, clinical investigator or contract research organization that has participated or is participating in, data safety monitoring board, institutional review board or similar entity that has or has had jurisdiction over, a clinical trial conducted or sponsored by or on behalf of any Acquired Company has commenced, or, to the knowledge of the Company, threatened to initiate, any action to place a partial or full clinical hold order on, or otherwise terminate, materially delay or suspend (or has recommended any of the foregoing), any proposed or ongoing clinical trial conducted or proposed to be conducted by or on behalf of any Acquired Company, or alleged any material violation of any Health Care Law in connection with any such clinical trial.

(c) Since July 1, 2023, no Acquired Company nor, to the knowledge of the Company, any Company Associate, employee, agent, clinical investigator or other Collaboration Partner, each to the extent relating to activities on behalf of an Acquired Company with respect to any Product Candidate, has (i) made an untrue statement of a material fact or fraudulent statement to the FDA or any other Specified Governmental Body, (ii) failed to disclose a material fact required to be disclosed to the FDA, CMS or any other Specified Governmental Body or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” as set forth in 56 Fed. Reg. 43191 (September 10, 1991) or for any other Specified Governmental Body to invoke any similar policy. Since July 1, 2023, no Acquired Company nor, to the knowledge of the Company, any Company Associate, Collaboration Partner or officer, employee, or agent thereof, each to the extent relating to activities on behalf of an Acquired Company with respect to any Product Candidate, is the subject of any pending or, to the knowledge of the Company, threatened in writing investigation or other action by the FDA pursuant to its “Fraud, Untrue Statements of

Material Facts, Bribery, and Illegal Gratuities” policy or any other Governmental Body in any similar investigation or other action. Since July 1, 2023, no Acquired Company nor any Company Associate or, to the knowledge of the Company, any clinical investigator of any Product Candidate or any other Collaboration Partner, each to the extent relating to activities on behalf of an Acquired Company with respect to any Product Candidate, (1) has been suspended, debarred, excluded or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (A) debarment under 21 U.S.C. Section 335a or any similar Legal Requirement, (B) exclusion under any federal or individual state program including Federal Health Care Programs or any similar Legal Requirement, or (C) disqualification from serving as an investigator under 21 C.F.R. Parts 312, (2) are currently subject to or, to the knowledge of the Company, have been threatened with, an investigation or proceeding that could reasonably be expected to result in such debarment, exclusion or suspension, (3) have been assessed, or threatened in writing, with assessment of civil monetary penalties pursuant to 42 C.F.R. Part 1003, (4) are, or have been listed on the list of parties excluded from federal procurement programs and non-procurement programs as maintained in the Government Services Administration’s System for Award Management or other federal agencies, or (5) charged with, convicted of, or entered a plea of guilty or nolo contendere to a crime or any criminal or civil offense relating to the delivery of any item or service under any U.S. federal or state health care programs, including Federal Health Care Programs.

(d) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies taken as a whole, each Acquired Company (and, to the knowledge of the Company and with respect to its activities for an Acquired Company, each Collaboration Partner) is, and since July 1, 2023, has been, in compliance in all respects with all applicable Health Care Laws. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies taken as a whole, FB102 (including components thereof) is being, and since July 1, 2023, has been, developed, processed, tested, labeled, manufactured, imported, exported, stored, and distributed, as applicable, with all Health Care Laws, including Good Manufacturing Practices and as relating to the integrity of data generated or used in any clinical trials or other studies for FB102. Since July 1, 2023, except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies taken as a whole, (i) each Acquired Company (and, to the knowledge of the Company and to the extent relating to activities on behalf of an Acquired Company, each Collaboration Partner) is not and has not been subject to any enforcement, regulatory, administrative or other Legal Proceedings against or affecting any Acquired Company or FB102 relating to or arising under any Health Care Law or other applicable Legal Requirement, or contractual requirement, and no such enforcement, regulatory, administrative or other Legal Proceeding has been threatened in writing, (ii) no Acquired Company (or, to the knowledge of the Company and to the extent relating to activities on behalf of an Acquired Company, any Collaboration Partner) has received written (or, to the knowledge of the Company, oral) notice of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other Legal Proceeding against or affecting any Acquired Company or FB102 relating to or arising under any Health Care Law or other applicable Legal Requirement, and to the knowledge of the Company, there is not pending any allegation that any operation or activity of any Acquired Company (including relating to any Acquired Company’s business or FB102) is in violation of any Health Care Law or other applicable Legal Requirement, (iii) as of the date of this Agreement, including with respect to FB102, no Acquired Company, nor, to the knowledge of the Company, any of the Company’s vendors, or other Collaboration Partners, each to the extent relating to activities on behalf of an Acquired Company, has received any Form FDA-483 or other Specified Governmental Body notices of violations, inspectional observations, warning letters, untitled letters or other similar written administrative, regulatory or enforcement notice, and (iv) no Acquired Company is subject to a deferred prosecution agreement, non-prosecution agreement, corporate integrity agreement, consent decree, monitoring agreement, settlement agreement or other similar agreement mandating or prohibiting future or past activities. No Person has filed against an Acquired Company an action (which has been notified to an Acquired Company or otherwise publicly disclosed or, to the knowledge of the Company, which has not been notified to an Acquired Company or publicly disclosed) relating to the Acquired Company under any federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.).

(e) Since July 1, 2023, except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies taken as a whole, (i) no investigational new drug application, new drug application, or other Regulatory Permit filed by or on behalf of any Acquired Company with the FDA, EMA or any other Specified Governmental Body has been withdrawn, terminated or suspended, in each case, with respect to FB102, and (ii) no Acquired Company has received any written notice from a Governmental Body that FB102 (or component thereof) cannot be researched, developed, tested, labeled, manufactured, imported, exported, stored, or distributed substantially in the manner presently performed or contemplated by or on behalf of any Acquired Company.

(f) Since July 1, 2023, except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies taken as a whole, each Acquired Company has prepared, submitted and implemented timely responses and, as applicable, any corrective action plans required to be prepared and submitted in response to all (i) internal or third-party audits, inspections, investigations or examinations related to FB102 and each Acquired Company’s business with respect thereto; (ii) adverse event reports relating to FB102; (iii) Form FDA-483s, warning letters, untitled letters or other similar documents outlining actual or potential deficiencies or violations of law relating to FB102; (iv) patient complaints relating to FB102; (v) medical incident reports relating to FB102; and (vi) corrective and preventive actions relating to FB102 and each Acquired Company’s business with respect thereto.

(g) Since July 1, 2023, except as would not be reasonably expected to be, individually or in the aggregate, material to the Acquired Companies taken as a whole, no Acquired Company has either voluntarily or involuntarily initiated, conducted, or issued, any recall, safety alert, report, warning, “dear doctor” letter, investigator notice, or other notice or action, in each case relating to an alleged lack of safety, efficacy, or regulatory compliance of FB102, and as of the date hereof, neither the FDA nor any other Specified Governmental Body has ordered, commenced, or threatened to initiate any enforcement action to cause the same, and to the Company’s knowledge, there are no circumstances that would be reasonably likely to result in any such notice or action or any termination or suspension of distribution or development of FB102. There have been no seizures, withdrawals, recalls, detentions, injunctions, import or export prohibitions, or cessations, restrictions, or suspensions of research, development, manufacturing, testing, or distribution relating to FB102 or other notice or Legal Proceeding relating to an alleged lack of regulatory compliance of FB102, or any adverse events or material non-conformity relating to FB102 that have been reported or were required to be reported to the FDA or any other Specified Governmental Body (“Company Safety Notices”), and, to the knowledge of the Company, there are no facts or circumstances that reasonably would be expected to give rise to a Company Safety Notice or any of the foregoing.

(h) The Acquired Companies hold all Regulatory Permits required for their business as currently conducted, and each such Regulatory Permit is valid and in full force and effect. Since July 1, 2023, the Acquired Companies are in compliance in all material respects with the terms and requirements of such Regulatory Permits. Since July 1, 2023, no material deficiencies or notice of any pending or threatened Legal Proceeding have been asserted in writing, or otherwise notified, to an Acquired Company. To the extent required by applicable Health Care Laws, the Acquired Companies have adopted and implemented an operational compliance program that is commercially reasonable and designed to assure that the Acquired Companies are in material compliance with all Health Care Laws as applicable to the current operation of their business.

(i) The Company has made available to Parent and its advisors true, correct and complete copies of the following materials in the possession of the Acquired Companies (including any such materials in the possession of a Collaboration Partner) as of the date of this Agreement: (i) Investigational New Drug Applications with respect to FB102, and (ii) all material or substantive correspondence to or from the FDA and any other Specified Governmental Body concerning (A) FB102, (B) the Acquired Companies’ compliance with applicable Legal Requirements regarding FB102, and (C) the likelihood or timing of, or requirements for, regulatory approval of FB102.

Section 3.15. Certain Business Practices. No Acquired Company nor any of its directors, officers or employees nor, to the knowledge of the Company, any of its other Representatives (in each case, acting in the capacity of a Representative, and for the benefit, of the Acquired Companies) has (a) used any funds (whether of the Acquired Companies or otherwise) for contributions, gifts, entertainment or other expenses relating to political activity in violation of applicable Legal Requirements, (b) made any payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns in violation of applicable Legal Requirements or (c) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws, Trade Compliance Laws or any rules or regulations promulgated thereunder or any other applicable Legal Requirement of similar effect, (d) been a Sanctioned Person, or (e) engaged in any export, re-export, transfer or provision of any goods, technology, or service without, or exceeding the scope of, any required licenses or authorizations under applicable Trade Compliance Laws. Since January 1, 2021 through the date of this Agreement, no Acquired Company has received any written communication from a Governmental Body that alleges any of the foregoing or, to the knowledge of the Company, has been the subject of an investigation in relation to any of the foregoing.

Section 3.16. Governmental Authorizations. The Acquired Companies hold required Governmental Authorizations, including those required under Health Care Laws, necessary for the Acquired Companies to conduct their respective businesses as presently conducted, except for such Governmental Authorizations the absence of which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect or materially impair, prevent or materially delay the Company’s ability to consummate the Transactions prior to the End Date on the terms set forth herein. The Governmental Authorizations held by the Acquired Companies are valid and in full force, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect or materially impair, prevent or materially delay the Company’s ability to consummate the Transactions prior to the End Date on the terms set forth herein. Each Acquired Company is in compliance with the terms and requirements of such Governmental Authorizations, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect or materially impair, prevent or materially delay the Company’s ability to consummate the Transactions prior to the End Date on the terms set forth herein.

Section 3.17. Tax Matters. Except as has not had, individually or in the aggregate, a Material Adverse Effect:

(a) all Tax Returns required to be filed by each Acquired Company with any Governmental Body (the “Company Returns”) have been timely filed, and such Tax Returns (taking into account any amendments thereto) are complete and accurate in all respects. All Taxes required to have been paid by each Acquired Company (whether or not shown on the Company Returns) have been timely paid to the relevant Governmental Body;

(b) each Acquired Company has timely deducted, withheld or collected all amounts required to be deducted, withheld or collected, has timely paid over such amounts that are required to be paid to the appropriate Governmental Body, and has otherwise complied with all applicable Legal Requirements relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, stockholder, customer or other third party;

(c) (i) there is no audit, examination, investigation (to the knowledge of the Company) or Legal Proceeding that is ongoing, pending or has been threatened in writing against or with respect to any Acquired Company in respect of any Taxes or with regard to any Company Return and (ii) no written claim has been received by any Acquired Company from any Governmental Body in any jurisdiction where such Acquired Company does not file Tax Returns or pay Taxes that such Acquired Company is or may be required to file a Tax Return or be subject to Tax in that jurisdiction. No tolling, extension or waiver of the statute of limitations period applicable to any of the Company Returns has been granted and is currently in effect (other than pursuant to customary extensions of the due date for filing a Tax Return);

(d) no deficiency of Taxes has been claimed, proposed or asserted, in each case, in writing against or with respect to any Acquired Company as a result of any audit, examination or Legal Proceeding by any Governmental Body that has not been paid, accrued for or been contested in good faith and in accordance with applicable Legal Requirements;

(e) no Acquired Company (i) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) or any affiliated, consolidated, combined, unitary or similar group for purposes of any state, local or non-U.S. Tax law filing a consolidated federal income Tax Return or other combined, consolidated, unitary or similar Tax Return (other than a group the common parent of which is or was the Company) or (ii) has liability for the Taxes of any other Person under Section 1.1502-6 of the Treasury Regulations (or any corresponding or similar provision of any state, local or non-U.S. Tax law), by contract, or as a transferee or successor or otherwise (other than pursuant to agreements not primarily related to Taxes and entered into in the ordinary course of business);

(f) during the two (2)-year period ending on the date hereof, none of the Acquired Companies has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code;

(g) no Acquired Company has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any corresponding or similar provision of state, local or non-U.S. Tax law in any tax year for which the statute of limitations has not expired;

(h) no Acquired Company is a party to, bound by, or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar Contract or arrangement relating to the apportionment, sharing, assignment, indemnification or allocation of any Tax or Tax asset (other than customary gross-up or indemnification provisions in credit agreements, derivatives, leases, employment agreements and similar agreements entered into in the ordinary course of business);

(i) no Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period or portion thereof beginning after the Closing Date as a result of any (i) change in or improper use of a method of accounting for a taxable period ending on or before the Closing Date, including pursuant to Section 481 of the Code; (ii) “closing agreement” described in Section 7121 of the Code or any corresponding or similar provision of state, local or non-U.S. Tax law entered into on or before the Closing Date; (iii) installment sale or open transaction disposition made on or before the Closing Date; (iv) prepaid amount or deferred revenue received or accrued on or before the Closing Date; or (v) deferred intercompany gain or excess loss account described in the Treasury Regulations under Section 1502 of the Code or any corresponding or similar provision of state, local or non-U.S. Tax law; and

(j) there are no Encumbrances with respect to Taxes upon any of the assets or properties of any Acquired Company, other than Permitted Encumbrances.

No representation or warranty is made with respect to the amount or availability of any net operating loss or Tax credit for any taxable period or portion thereof beginning after the Closing Date.

Section 3.18. Employee Matters; Benefit Plans.

(a) The Company has made available to Parent a census (the “Census”) that contains a true, correct, and complete list, as of the date of this Agreement, of, for (i) each employee of a the Acquired Companies, and any prospective employee of the Acquired Companies to whom the applicable Acquired Company has made an offer of employment to and who has accepted an offer of employment as of the date hereof, setting forth therein the following information (A) the name or unique employee identification number, (B) current annual base salary or current hourly wages, as applicable, (C) last annual bonus received, current target annual bonus opportunity, (D) entitlement to any commission-based compensation, (E) title or job position, (F) hire date or expected start date, (G) employer entity, (H) principal work location, (I) whether full-time or part-time, or status as temporary or regular employee, (J) status as being exempt or non-exempt from the application of state and federal wage and hour laws and (K) visa status (including date of expiration), if any, and (ii) each independent contractor or other independent non-employee service provider engaged by any Acquired Company, the name or unique identifier, general description of duties, and rate of compensation. The employment of each of the Acquired Companies’ employees is terminable by the applicable Acquired Company at-will, subject to any severance rights contained in any applicable Employee Plan (as set forth on Section 3.18(j) of the Company Disclosure Letter), and each of the Acquired Companies’ independent contractors or other independent non-employee service providers is terminable at any time upon 60 days’ notice or less, without any liability to the Acquired Companies.

(b) No Acquired Company is a party to, or bound by, any collective bargaining agreement or any other labor-related Contract, agreement, understanding or arrangement with any labor union, other labor organization or employee representative body representing any of its employees, and no employees of any Acquired Company are represented by any labor union, other labor organization or other employee representative body with respect to their employment with any Acquired Company. Since January 1, 2024, there has not been any unfair labor practice charge, grievance, arbitration, strike, lockout, slowdown, interruption of work, petition or demand for recognition by or on behalf of any labor union, or group of employees, or other union organizing activity or dispute, or, to the knowledge of the Company, any threat thereof, by any employees of any Acquired Company with respect to their employment with the Acquired Companies.

(c) Except as has not had, individually or in the aggregate, a Material Adverse Effect, since January 1, 2024, each Acquired Company has been in compliance with all applicable Legal Requirements related to employment and employment practices, including all laws respecting terms and conditions of employment, health and safety, wages and hours, overtime, meals and rest breaks, employee and independent contractor classification, child labor, immigration and work authorization, employment discrimination, harassment, health and safety, disability rights or benefits, equal opportunity, plant closures and layoffs, civil rights, affirmative action, workers’ compensation, labor relations, continuation coverage under group health plans, wage payment, employee leave issues and unemployment insurance (collectively, “Employment Laws”). The Acquired Companies are, and have been since January 1, 2024, in material compliance with the WARN Act and have no liabilities or other obligations thereunder. All employees, independent contractors, contingent workers, and other service providers have been properly classified under applicable Legal Requirements as employees or independent contractors and as exempt or non-exempt from minimum wage and overtime requirements (in each case, within the meaning of or pursuant to the Fair Labor Standards Act and similar applicable Legal Requirements), except as has not had, individually or in the aggregate, a Material Adverse Effect.

(d) Except as has not had, individually or in the aggregate, a Material Adverse Effect, no Legal Proceeding by or on behalf of any current, former or prospective employee, officer, director, independent contractor, contingent worker or other service provider or applicant has been brought or, to the knowledge of the Company, threatened against the Acquired Companies relating to Legal Requirements, including but not limited to, those respecting employment and employment practices, including Employment Laws.

(e) Except as has not had, individually or in the aggregate, a Material Adverse Effect, to the knowledge of the Company, no current or former employee, officer, independent contractor or other service provider of any Acquired Company is in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, non-competition agreement or restrictive covenant obligation: (i) with or to any Acquired Company or (ii) with or to a former employer of any such individual relating to the right of any such individual to provide services to any Acquired Company or the knowledge or use of Trade Secrets or other proprietary or confidential information.

(f) Section 3.18(f) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of each material Employee Plan and each material PEO Plan (other than any employment offer letter or individual independent contractor or consultant agreement that is terminable upon no more than 30 days’ notice with no liability (or no greater notice period provided as required by applicable Legal Requirements) and that does not provide any retention, change in control or severance payments or benefits and equity grant notices, and related documentation, with respect to employees of any Acquired Company and agreements with individual consultants, in each case entered into on the standard forms made available to Parent prior to the date of this Agreement, but including all such standard forms). The Company has either delivered or made available to Parent, with respect to each material Employee Plan, true, correct and complete copies of, to the extent applicable: (i) all plan documents (or, if not reduced to writing, a written summary of all material plan terms) and all amendments thereto, and all related trust or other funding documents, (ii) the current summary plan description and any material modifications thereto, if any, (iii) the most recent annual actuarial valuation, if any, and the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), (iv) all material, non-routine correspondence to or from the IRS, the United States Department of Labor or any other Governmental Body with respect to an Employee Plan, (v) the most recent determination, advisory, or opinion letter received from the IRS with respect to the Employee Plan and (vi) results of non-discrimination testing for the last three (3) years, with details of any related corrections. The Company has made available to Parent summaries of the benefits provided under each PEO Plan. No Employee Plan is subject to the Legal Requirements s of any jurisdiction outside of the United States or provides compensation or benefits to any service provider subject to the Legal Requirements of any jurisdiction outside of the United States.

(g) Neither the Company, any Acquired Company nor any of their respective ERISA Affiliates sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has during the past six (6) years, sponsored, maintained, administered or contributed to (or been required to contribute to), or has or is reasonably expected to have any direct or indirect liability with respect to, (i) any plan that is or was subject to Title IV of ERISA or Code Sections 412 or 430, or is otherwise a single employer “defined benefit plan” within the meaning of Section 3(35) of ERISA, (ii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) any “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA except for PEO Plans, (iv) any “multiple employer plan,” as described in Code Section 413(c) or Section 210 of ERISA or (v) any health or other welfare arrangement that is self-insured by the Company or any Acquired Company.

(h) Except as has not had, individually or in the aggregate, a Material Adverse Effect, each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, and, there are no existing circumstances or any events that have occurred that would reasonably be expected to cause the loss of the qualified status of any such Employee Plan or result in material liability, contingent or otherwise, to any Acquired Company. All contributions, reimbursements, and premium payments with respect to each Employee Plan have been timely made by the Company or any Acquired Company or properly accrued by the Company or any Acquired Company in accordance with GAAP, consistently applied, within the time periods prescribed by the terms of each Employee Plan, ERISA, and the Code in all material respects. Each of the Employee Plans is now and has been established, maintained, and has been operated, funded, and administered in material compliance with its terms and all applicable Legal Requirements, including but not limited to ERISA and the Code, and nothing has occurred (whether or not assessed) and no condition exists with respect to any Employee Plan that would reasonably be expected to result in any liability pursuant to Section 502 of ERISA or a Tax or penalty imposed pursuant to Section 4975 or 4976 of the Code, except as would not be material to such Acquired Company. There are no pending, or, to the knowledge of the Company, threatened or anticipated material claims, actions, suits or Legal Proceedings by, on behalf of or with respect to any Employee Plan, by any current or former employee or other service provider of any Acquired Company or beneficiary covered under any such plan, or otherwise involving any such Employee Plan, other than routine claims for benefits. Except as has not had, individually or in the aggregate, a Material Adverse Effect, (i) there are no, and for the last six (6) years there have not been, any audits or investigations by any Governmental Body involving any Employee Plan or the assets thereof and (ii) no Employee Plan is, or within the last six (6) years has been, the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(i) Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement) where the full cost of such benefit is borne entirely by the applicable individual (or his or her eligible dependents or beneficiaries) and except as has not had, individually or in the aggregate, a Material Adverse Effect, no Acquired Company nor any Employee Plan has any present or future obligation to provide post-retirement, post-employment or post-service medical, dental, disability, hospitalization, life or similar health or welfare benefits to or make any payment to, or with respect to, any present or former employee, officer, director or independent contractor of any Acquired Company, including pursuant to any retiree medical benefit plan or other retiree welfare plan.

(j) Except as has not had, individually or in the aggregate, a Material Adverse Effect, and except as set forth on Section 3.18(j) of the Company Disclosure Letter or as otherwise provided for in Section 2.08 of this Agreement, neither the execution of this Agreement nor the consummation of the Transactions could (either alone or in combination with other events or circumstances) (i) entitle any current or former employee, director, officer, independent contractor or other service provider of any Acquired Company to severance pay, unemployment compensation or any other compensatory payment or benefit or increase thereof, (ii) accelerate the time of payment, funding or vesting, or increase the amount of, compensation or benefits due to any current or former employee, director, officer, independent contractor or other service provider of any Acquired Company or (iii) limit or restrict the right to amend, terminate or transfer the assets of any Employee Plan on or following the Effective Time.

(k) (i) Neither the execution by the Company of this Agreement nor the consummation of the Transactions will not (either alone or in combination with other events or circumstances) result in the payment of any amount that could, individually or in combination with any other payment or benefit, constitute an “excess parachute payment” within the meaning of Section 280G of the Code and (ii) none of the Acquired Companies has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, officer, director or independent contractor or other service provider of any Acquired Company for any Tax incurred by such Person, including under Section 409A or 4999 of the Code.

(l) Each Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code complies in all material respects with, and has been established, operated and maintained in all material respects in accordance with, Section 409A of the Code and any rules, regulations or guidance issued thereunder, and no amount under any such Employee Plan is, has been, or is reasonably expected to be subject to any interest or additional Tax pursuant to Section 409A of the Code.

Section 3.19. Environmental Matters.

(a) Each Acquired Company is and, since January 1, 2024, has been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Governmental Authorizations required under Environmental Laws for the operation of its business, except as has not had individually or in the aggregate, a Material Adverse Effect.

(b) Except for matters that have been resolved without ongoing obligations or have not had, individually or in the aggregate, a Material Adverse Effect, no Acquired Company is the subject of any Legal Proceeding relating to or arising under Environmental Laws, or has received in writing any notice, report or other information of, or entered into any legally binding agreement, order, settlement, judgment, injunction or decree involving, uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of any Acquired Company relating to or arising under Environmental Laws.

(c) Except as has not had, individually or in the aggregate, a Material Adverse Effect, to the knowledge of the Company, no Releases of Hazardous Materials have occurred on, at, under or from any property or facility currently or formerly owned, leased, operated or used by any Acquired Company, including the Leased Real Property.

Section 3.20. Insurance. Except as has not had, individually or in the aggregate, a Material Adverse Effect, the Acquired Companies maintain insurance coverage in such amounts and covering such risks as are in accordance with normal industry practice for companies in the biotechnology industry of similar size and stage of development. All such insurance policies are in full force and effect, no notice of cancellation or material modification has been received (other than a notice in connection with ordinary renewals), and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder except for such defaults as have not had, individually or in the aggregate, a Material Adverse Effect. There is no claim pending under any of the Acquired Companies’ insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies except for such claims as have not had, individually or in the aggregate, a Material Adverse Effect.

Section 3.21. Legal Proceedings; Orders.

(a) There are no, and have not been since January 1, 2024, any Legal Proceedings pending and served (or, to the knowledge of the Company, pending and not served or threatened in writing) against any Acquired Company or, to the knowledge of the Company, against any present or former officer, director or employee of any Acquired Company in such individual’s capacity as such, except as would not reasonably be expected to, individually or in the aggregate, be material to the Acquired Companies taken as a whole or impair, prevent or materially delay the Company’s ability to consummate the Transactions prior to the End Date on the terms set forth herein; provided, that with respect to any Legal Proceedings to the extent relating to the execution, delivery, performance or consummation of this Agreement or any of the Transactions, the representations and warranties in this Section 3.21(a) are made only as of the date of this Agreement.

(b) There is no order, writ, injunction, ruling, stipulation, settlement, award, finding, determination, decree or judgment (“Order”) to which any Acquired Company is subject, except as would not reasonably expected to, individually or in the aggregate, be material to the Acquired Companies taken as a whole or impair, prevent or materially delay the Company’s ability to consummate the Transactions prior to the End Date on the terms set forth herein; provided, that, with respect to any Orders to the extent relating to the execution, delivery, performance or consummation of this Agreement or any of the Transactions, the representations and warranties in this Section 3.21(b) are made only as of the date of this Agreement.

(c) To the knowledge of the Company, no investigation or review by any Governmental Body with respect to an Acquired Company is pending or is being threatened, except as would not reasonably be expected, individually or in the aggregate, to be material to the Acquired Companies taken as a whole or impair, prevent or materially delay the Company’s ability to consummate the Transactions prior to the End Date on the terms set forth herein.

Section 3.22. Takeover Laws. Assuming the accuracy of the representations and warranties of Parent and Purchaser set forth in Section 4.08, the Board of Directors has taken all actions necessary or appropriate, and will take after the date hereof, all actions that may be necessary or appropriate, so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Law are, and will be, to the extent such restrictions can be rendered inapplicable by action of the Board of Directors under Legal Requirements, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Offer, the Merger and the other Transactions.

Section 3.23. Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL, the HSR Act, any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any), Takeover Laws and the rules and regulations of the SEC and Nasdaq, the execution and delivery of this Agreement by the Company and the consummation of the Transactions will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws of the Company; (ii) cause a violation by any Acquired Company of any Legal Requirement or order applicable to any Acquired Company, or to which any Acquired Company is subject; (iii) require any consent under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of termination, amendment, cancellation, acceleration adverse to any Acquired Company or other adverse change of any right or obligation or the loss of any benefit to which any Acquired Company is entitled, under any provision of any Contract to which any Acquired Company is a party or by which any Acquired Company or any of their respective properties or assets are bound; or (iv) result in an Encumbrance (other than a Permitted Encumbrance) on any of the property or assets of any Acquired Company, in the case of each of clauses (ii), (iii) and (iv) except as would not, individually or in the aggregate, have a Material Adverse Effect or be reasonably expected to materially impair, prevent or materially delay the Company’s ability to consummate the Transactions prior to the End Date on the terms set forth in this Agreement..

(b) Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware or as may be required by the Exchange Act (including the filing with the SEC of the Schedule 14D-9 and such reports under the Exchange Act as may be required in connection with this Agreement and the Transactions), the DGCL, Takeover Laws, the HSR Act, any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any), and the applicable rules and regulations of the SEC and any national securities exchange, no Acquired Company is required to give notice to, make any filing with, or obtain any Consent from any Governmental Body in connection with the execution and delivery of this Agreement by the Company, or the consummation by the Company of the Merger or the other Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, have a Material Adverse Effect or impair, prevent or materially delay the Company’s ability to consummate the Transactions prior to the End Date on the terms set forth in this Agreement.

Section 3.24. Opinion of Financial Advisor. Guggenheim Securities, LLC (the “Financial Advisor”) has rendered to the Board of Directors its oral opinion, to be confirmed by delivery of a written opinion, to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Offer Price to be paid to the holders of Shares (other than Excluded Shares, any Dissenting Shares and any Shares held by any other Affiliate of the Company or Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company will make available to Parent solely for informational purposes and on a non-reliance basis, a signed copy of such opinion reasonably promptly following execution and delivery of this Agreement, it being expressly understood and agreed that such opinion is for the benefit of the Board of Directors and may not be relied upon by Parent or Purchaser.

Section 3.25. Brokers and Other Advisors. Except for the Financial Advisor, no broker, finder, investment banker, financial advisor or other Person performing similar functions is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company, any of the Company’s Subsidiaries.

Section 3.26. CFIUS. The Company does not engage in (a) the design, fabrication, development, testing, production or manufacture of one (1) or more “critical technologies” within the meaning of Section 721 of the Defense Production Act of 1950, as amended, 50 U.S.C. 4565, and all regulations promulgated thereunder (the “DPA”); (b) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) the maintenance or collection directly or indirectly of “sensitive personal data” of U.S. citizens within the meaning of the DPA.

Section 3.27. Acknowledgement by the Company. The Company is not relying and has not relied on any representations or warranties regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article 4. Such representations and warranties by each of the Parent and Purchaser in Article 4 constitute the sole and exclusive representations and warranties of the Parent and Purchaser in connection with the Transactions and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory (including as to accuracy or completeness of any information) are specifically disclaimed by each of the Parent and Purchaser.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company as follows:

Section 4.01. Due Organization. Each of Parent and Purchaser is a corporation or other Entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Parent and Purchaser has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; and (b) to own and use its assets in the manner in which its assets are currently owned and used, except where the failure has not had, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.02. Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged, and prior to the Effective Time will not engage, in any business activities or conducted operations other than in connection with the Transactions and those incident to Purchaser’s formation. Either Parent or a wholly owned Subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Purchaser, free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws.

Section 4.03. Authority; Binding Nature of Agreement. Parent and Purchaser each have the requisite power and authority to execute and deliver and to perform their respective obligations under this Agreement and to consummate the Transactions. The board of directors of Parent and the board of directors of Purchaser have approved this Agreement and declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement and approved the execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation of the Transactions, including the Offer and the Merger. This Agreement has been duly executed and delivered by Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser and is enforceable against Parent and Purchaser in accordance with its terms, except as such enforcement may be subject to the Enforceability Exceptions.

Section 4.04. Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL, the HSR Act, any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any), and the applicable rules and regulations of the SEC and any national securities exchange, the execution and delivery of this Agreement by Parent and Purchaser, and the consummation of the Transactions, will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or any other organizational or governing document) of Parent or Purchaser; (ii) cause a violation by Parent or Purchaser of any Legal Requirement or order applicable to Parent or Purchaser, or to which Parent or Purchaser are subject; or (iii) require any consent under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or Purchaser is entitled, under any provision of any material Contract to which Parent or Purchaser is a party or by which Parent or Purchaser or any of their respective properties or assets are bound, except in the case of clauses (ii) and (iii), as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware or as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), Takeover Laws, the DGCL, the HSR Act, any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any), and the applicable rules and regulations of the SEC and any national securities exchange, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to give notice to, make any filing with or obtain any Consent from any Governmental Body in connection with the execution and delivery of this Agreement by Parent or Purchaser, or the consummation by Parent or Purchaser of the Offer, the Merger or the other Transactions, except those that the failure to make or obtain as would not, individually or in the aggregate, have a Parent Material Adverse Effect. No vote of Parent’s or Purchaser’s stockholders is necessary to approve this Agreement or any of the Transactions (except in the case of Purchaser as has been obtained prior to the execution hereof).

Section 4.05. Disclosure. None of the Offer Documents will, at the time of the filing of such Offer Documents or any supplement or amendment thereto with the SEC and at the time such Offer Documents or any supplements or amendments thereto are first distributed or otherwise disseminated to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser or any of their Subsidiaries, specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, (a) at the time such document is filed with the SEC, (b) at any time such document is amended or supplemented or (c) at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. For clarity, the representations and warranties in this Section 4.05 will not apply to, and neither Parent nor Purchaser makes any representation with respect to, statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to Parent by the Company or any of its Representatives on behalf of the Company specifically for inclusion therein.

Section 4.06. Absence of Litigation. As of the date of this Agreement, there is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served, against Parent or Purchaser, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.07. Funds. As of the Offer Acceptance Time, Parent will have available funds in an amount sufficient to consummate the Transactions by payment in cash of the aggregate Offer Price, the aggregate Merger Consideration payable following the Effective Time and the aggregate amounts payable pursuant to the terms hereof to holders of Company Warrants, Company Options and Company RSUs.

Section 4.08. DGCL Section 203(c). Neither Parent nor Purchaser is, nor for the past three (3) years has been, an “interested stockholder” of the Company under Section 203(c) of the DGCL.

Section 4.09. Brokers and Other Advisors. Except for Persons, if any, whose fees and expenses shall be paid by Parent or Purchaser, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent, Purchaser, or any of their respective Subsidiaries.

Section 4.10. Data Security Program. Neither Parent nor Purchaser is a “covered person” as that term is defined in Executive Order 14117 and rules and regulations issued thereunder, including 28 C.F.R. Part 202, as implemented or amended from time to time.

Section 4.11. Acknowledgement by Parent and Purchaser.

(a) Neither Parent nor Purchaser is relying, and neither Parent nor Purchaser has relied, on any representations or warranties regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article 3. Such representations and warranties by the Company in Article 3 constitute the sole and exclusive representations and warranties of the Acquired Companies in connection with the Transactions and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory (including as to accuracy or completeness of any information) are specifically disclaimed by the Company.

(b) In connection with the due diligence investigation of the Acquired Companies by Parent and Purchaser and their respective Affiliates or Representatives, Parent and Purchaser and their respective Affiliates and Representatives have received and may continue to receive after the date hereof from the Company and its Affiliates, stockholders and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plan information, regarding the Acquired Companies and their businesses and operations. Parent and Purchaser acknowledge (each for itself and on behalf of its Affiliates and Representatives) that (i) there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business and strategic plans, (ii) Parent and Purchaser (each for itself and on behalf of its Affiliates and Representatives) are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business and strategic plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business and strategic plans) except to the extent such information is expressly included in a representation or warranty contained in this Agreement and (iii) none of Parent, Purchaser, their respective Affiliates and Representatives will have any claim against the Company, or any of its Affiliates, stockholders or Representatives, or any other Person with respect to any of the foregoing unless any such information is expressly included in a representation or warranty contained in this Agreement.

ARTICLE 5

CERTAIN COVENANTS OF THE COMPANY

Section 5.01. Access and Investigation.

(a) During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article 8 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Company shall, and shall cause its Subsidiaries and their respective Representatives to, provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Company and its Subsidiaries and their respective Representatives, designated personnel and assets and to all existing books, records, documents and information relating to the Acquired Companies, and promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Acquired Companies and such additional financial, operating and other data and information regarding the Acquired Companies, as Parent may reasonably request (other than any books, records, documents and information relating to the negotiation and execution of this Agreement, or, except as expressly provided in Section 5.03 and Section 6.01, any Acquisition Proposal or relating to any deliberation of the Board of Directors or any duly authorized committee thereof regarding any Acquisition Proposal or Company Adverse Change Recommendation); provided, however, that any such access shall be conducted at a reasonable time, under the supervision of appropriate personnel of the Acquired Companies and in such a manner as not to unreasonably interfere with the normal operation of the business of the Acquired Companies. Any such access shall be subject to the Company’s reasonable security measures and insurance requirements and the requirements of the applicable Real Property Lease and shall not include invasive testing. Nothing herein shall require the Company to disclose any information to Parent if such disclosure (i) would reasonably be expected to jeopardize any attorney-client or other legal privilege (so long as the Company has reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto), (ii) would reasonably be expected to contravene any applicable Legal Requirement (so long as the Company has reasonably cooperated with Parent to permit disclosure to the extent permitted by such Legal Requirement) or (iii) reasonably relates to any actual dispute between the Parties, or following the initiation of any Legal Proceeding between the Parties with respect to this Agreement or the transactions contemplated hereby; provided, however, in the case of clause (ii), that the Parties shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so could reasonably (in the good faith belief of the Company (after consultation with outside counsel)) be managed through the use of customary “clean room” arrangements pursuant to which non-employee Representatives of Parent could be provided access to such information. With respect to the information disclosed pursuant to this Section 5.01, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the mutual confidentiality agreement, effective as of April 8, 2026 between the Company and Parent (the “Confidentiality Agreement”). Notwithstanding anything to the contrary herein, the Company may satisfy its obligations set forth above by electronic means if physical access is not reasonably feasible or would not be permitted under the applicable Legal Requirements.

(b) (i) Subject to applicable Legal Requirements, each of the Company and Parent shall promptly notify the other of (A) any notice or other communication received by such Party from any Governmental Body in connection with this Agreement, the Offer, the Merger or the other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Offer, the Merger or the other Transactions; or (B) any Legal Proceeding commenced or, to any Party’s knowledge, threatened in writing against, such Party or any of its Subsidiaries or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, in each case in connection with, arising from or otherwise relating to the Offer, the Merger or any other Transaction, other than, in each case, any Stockholder Litigation, which shall be governed by Section 6.05.

(ii) (A) The Company shall give prompt notice to Parent of any change, circumstance, condition, development, effect, event, occurrence or state of facts that has had, individually or in the aggregate, a Material Adverse Effect, or would reasonably be expected to make the satisfaction of any of the Offer Conditions impossible or unlikely, and (B) Parent shall give prompt notice to the Company of any change, circumstance, condition, development, effect, event, occurrence or state of facts that has had, individually or in the aggregate, a Parent Material Adverse Effect, or would reasonably be expected to make the satisfaction of any of the Offer Conditions impossible or unlikely.

(iii) For the avoidance of doubt, the delivery of any notice pursuant to this Section 5.01(b) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not cause any Offer Condition or any of the conditions set forth in Article 7 to fail to be satisfied or give rise to any right to terminate this Agreement under Article 8.

Section 5.02. Operation of the Company’s Business. During the Pre-Closing Period, except (x) as expressly required by this Agreement or as required by applicable Legal Requirements, (y) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), or (z) as set forth in Section 5.02 of the Company Disclosure Letter:

(a) the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to (i) conduct its business in the ordinary course and (ii) preserve intact its material assets, properties, Contracts, licenses and business organization, keep available the services of its current officers, employees and consultants (other than terminations for cause) and preserve satisfactory business relationships with licensors, (sub)licensees, lessors, Governmental Bodies and others (including Collaboration Partners with respect to FB102) having material business dealings with the Acquired Companies (provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.02(b) shall be deemed a breach of this Section 5.02(a) unless such action would constitute a breach of such other provision); and

(b) the Company shall not (and shall cause its Subsidiaries not to):

(i) (A) establish a record date for, declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares) or other equity or voting interests, or (B) repurchase, redeem or otherwise reacquire any of its equity interests, or any rights, warrants or options to acquire any of its equity interests or any restricted stock units, other than: (1) repurchases of Shares outstanding as of the date hereof pursuant to the Company’s right (under written commitments) to purchase Shares held by a Company Associate in connection with the termination of such Person’s employment or engagement by the Company; (2) cancellation of Company Options or Company RSUs (or Shares issued upon the exercise or vesting and settlement thereof) pursuant to the terms of any such Company Option or Company RSU between the Company and a Company Associate or member of the Board of Directors upon termination of such Person’s employment or engagement by the Company, (3) in connection with withholding to satisfy the exercise price and/or Tax obligations with respect to Company Warrants, Company Options or Company RSUs in accordance with the terms of such Company Warrant, Company Option or Company RSU or (4) in connection with the issuance of Shares pursuant to the Company ESPP as in effect on the date hereof;

(ii) split, combine, subdivide or reclassify any shares of its capital stock (including the Shares) or other equity interests;

(iii) sell, issue, grant, deliver, pledge, transfer, encumber, or authorize the sale, issuance, grant, delivery, pledge, transfer or encumbrance of (A) any capital stock, equity interest or other security, (B) any option, call, warrant, restricted securities, restricted stock unit, stock appreciation rights, incentive award measured based on the Shares or similar equity or equity-based awards with respect to any Acquired Company or right to acquire any capital stock, voting securities, equity interest or other security, including any Company Warrants, Company Options or Company RSUs or (C) any instrument convertible into, exchangeable for or settled in any capital stock, voting securities, equity interest or other security (except that the Company may issue Shares as required to be issued upon (x) the exercise of Company Warrants or Company Options, in each case, outstanding as of the date of this Agreement in accordance with their terms as in effect on the date hereof or (y) the vesting and settlement of Company RSUs outstanding as of the date of this Agreement in accordance with their terms as in effect on the date hereof);

(iv) except as set forth in Section 2.08, as required by applicable Legal Requirements, or as required by the terms of an Employee Plan as in effect on the date of this Agreement, (A) establish, adopt, enter into, terminate, or amend in any material respect any Employee Plan (or any plan, program, scheme, arrangement, practice, policy or agreement that would be an Employee Plan if it were in existence on the date hereof) or any collective bargaining agreement or other labor agreement, (B) amend or waive any of its material rights under, or accelerate the payment or vesting, exercisability or funding of any compensation or benefits under, any provision of any of the Employee Plans (or any plan, program, scheme, arrangement, practice, policy or agreement that would be an Employee Plan if it were in existence on the date of this Agreement, including any restrictive covenant agreement), (C) grant or promise or commit to grant to any current or former employee or other service provider any material increase in compensation or benefits (including, any cash incentive awards, change of control payments or benefits, deferred compensation, equity or equity-based awards, bonuses or severance, retention or other similar compensation or benefits), (D) enter into or provide for any Tax reimbursement, gross-up or indemnity arrangement, or otherwise reimburse any current or former service provider for any Tax incurred by such service provider, including under Section 409A or Section 4999 of the Code or (E) amend, modify or terminate the Contract relating to the PEO Plan in any material respect; provided, that, the Company shall be permitted to negotiate and enter into new Contracts and extensions of existing Contracts with benefit plan providers (including any health plan providers) in conjunction with annual renewals of group welfare benefits made in the ordinary course of business;

(v) other than due to offers of employment or engagement made by any Acquired Company and outstanding as of the date of this Agreement, hire, engage, promote or terminate (other than a termination for cause) any employee or service providers (other than hiring non-executive employees in the ordinary course, each of whose total annual base compensation opportunity does not exceed $300,000 and whose employment terms do not provide for severance, equity or equity-based compensation or any transaction, retention, change in control or other similar payments or benefits);

(vi) terminate, intentionally allow to lapse or expire, suspend, modify or otherwise take any step to materially limit the effectiveness or validity of, or fail to maintain as valid and in full force and effect, any applicable Regulatory Permit or other material Governmental Authorization owned by any Acquired Company with respect to FB102;

(vii) qualify any new site for manufacturing of any Product Candidate (or any component thereof);

(viii) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational or governing documents;

(ix) form any Subsidiary, acquire any equity or voting interest in any other Entity or enter into any joint venture or clinical or commercial collaboration agreement or any other material collaboration, license, development, legal partnership, limited liability company, strategic alliance, material research, commercialization or similar material arrangement or trigger or exercise any right of first negotiation or right of first refusal under any collaboration, license or development agreement or similar arrangement;

(x) make or authorize any capital expenditure except (A) in accordance with the budget set forth on Section 5.02(b)(x) of the Company Disclosure Letter or (B) that do not exceed $250,000 individually or $1,000,000 in the aggregate;

(xi) acquire any ownership interest in any real property;

(xii) acquire any Person, or acquire any assets constituting an operating business or line of business, other than acquisitions for consideration that does not exceed $250,000 individually or $1,000,000 in the aggregate (it being understood that this clause (xiii) does not apply to (A) Intellectual Property Rights, which are exclusively addressed in clause (xiv), (B) real property, which is exclusively addressed in clause (xi) or (C) capital expenditures, which is exclusively addressed in clause (x));

(xiii) sell, assign, transfer or otherwise dispose of any assets, other than (A) obsolete equipment that is no longer useful in the conduct of the ordinary course of business or (B) assets for consideration that does not exceed $250,000 individually or $1,000,000 in the aggregate (it being understood that this clause (xiii) does not apply to (1) Intellectual Property Rights, which are exclusively addressed in clauses (xiv), or (2) real property, which is exclusively addressed in clause (xi));

(xiv) acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, cancel, waive, covenant not to assert, relinquish, or abandon, fail to renew or permit to lapse (other than any Patent expiring at the end of its statutory term and not capable of being extended), or transfer or assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property, including any material Company Owned IP or material Company Licensed IP (except (A) non-exclusive licenses or sublicenses of Intellectual Property Rights in the ordinary course of business, (B) entering into clinical trial agreements with respect to clinical trials that are ongoing as of the date of this Agreement, and material transfer agreements in the ordinary course of business, in each case (A) and (B), pursuant to which an Acquired Company solely and exclusively owns any and all Intellectual Property Rights conceived, developed or reduced to practice thereunder, in amounts not exceeding $250,000 in the aggregate and the (sub)licenses granted under the relevant Contract are incidental, and not material, to performance thereunder, (C) pursuant to dispositions of obsolete, surplus or worn out assets or properties that are no longer useful in the conduct of the business of the Acquired Companies in amounts not exceeding $100,000 in the aggregate or (D) expirations of Real Property Leases in accordance with the terms thereof);

(xv) lend money or make capital contributions or advances to or make investments in, any Person, or incur, assume or guarantee or otherwise become contractually liable for any Indebtedness in excess of $100,000 (except for advances to employees and consultants for travel and other business related expenses in the ordinary course of business and in compliance with the Company’s policies related thereto) or enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business;

(xvi) make any submission or filing, or submit any other material correspondence, to the U.S. Patent and Trademark Office or any other similar Governmental Body related to the prosecution or maintenance of any Patent included in the Company Owned IP or Company Licensed IP, without, as reasonably in advance as practicable under the circumstances and to the extent legally permissible, (A) providing Parent with an opportunity to review and comment on such submission, filing or correspondence and (B) using good faith efforts to incorporate any of Parent’s reasonable comments that are received in a timely fashion;

(xvii) except in the ordinary course of business and in a manner not materially adverse to the Company (provided that this exception shall not apply with respect to any Material Contracts of the types described in clauses (c), (g), (h), or (n) of the definition of Material Contract) (A) amend or modify in any material respect, or waive or release any material rights under or voluntarily terminate, or release, settle or compromise any material claim, liability or obligation under any Material Contract, or (B) enter into any contract that would constitute a Material Contract if it were in effect on the date of this Agreement;

(xviii) (A) adopt or make any change to any accounting method or accounting period used for Tax purposes; (B) make, change or revoke any Tax election (other than in connection with a Tax Return required to be filed by Legal Requirement and in a manner consistent with past practice); (C) file a material amended Tax Return; (D) enter into a “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of any state, local or non-U.S. Tax law) with any

Governmental Body regarding any Tax liability or assessment; (E) request any letter ruling from the IRS (or any comparable ruling from any other taxing authority); (F) settle or compromise any audit, examination or Legal Proceeding relating to Taxes or surrender a right to a material Tax refund; (G) waive or extend the statute of limitations with respect to any Tax or Tax Return (other than pursuant to customary extensions of the due date for filing a Tax Return); or (H) enter into any Tax allocation, indemnity or sharing agreement (other than customary gross-up or indemnification provisions in credit agreements, derivatives, leases, employment agreements and similar agreements entered into in the ordinary course of business);

(xix) change its fiscal year, revalue any of its material assets or change any of its material financial, actuarial or reserving methods or practices in any material respect, except as required by GAAP;

(xx) settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than any settlement, release, waiver or compromise of a Legal Proceeding that (1) results solely in monetary obligations involving only the payment of monies by the Acquired Companies of not more than $100,000 in the aggregate (excluding monetary obligations that are funded by an insurance policy of the Acquired Companies), and (2) results in no material non-monetary obligation of the Acquired Companies; provided, however, that the settlement, release, waiver or compromise of any Legal Proceeding or claim brought by the stockholders of any Acquired Company against any Acquired Company and/or its directors relating to the Transactions or a breach of this Agreement or any other agreements contemplated hereby shall be governed by Section 2.07 or Section 6.05, as applicable, and provided, further, that the foregoing shall not permit any Acquired Company to settle, release, waive or compromise any Legal Proceeding or claim (x) that provides for the grant to any third party of a license or other grant by any Acquired Company of rights (including any covenant not to sue or other immunity) to any material Company Owned IP or material Company Licensed IP or (y) that would impose any material restrictions or changes on the business or operations of, or the admission of wrongdoing by, any Acquired Company, or commence any material Legal Proceeding, other than in the ordinary course of business;

(xxi) enter into, amend or extend any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable Legal Requirements);

(xxii) take any action that would constitute a “mass layoff” or “plant closing” (as defined by the WARN Act) or require notice to employees, or trigger any other obligations or liabilities under the WARN Act or any similar state, local or foreign Legal Requirements;

(xxiii) adopt or implement any stockholder rights plan (or similar plans or arrangements) or enter into any agreement with respect to the voting of its capital stock, other than the Tender and Support Agreements;

(xxiv) (A) commence any IND-enabling preclinical study or clinical trial relating to any Product Candidate, other than those set forth on Section 5.02(b)(xxiv) of the Company Disclosure Letter, or (B) unless mandated by any Governmental Body, discontinue, terminate, suspend or materially modify any clinical trial, IND-enabling preclinical studies or other material preclinical development activities relating to any Product Candidate;

(xxv) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Acquired Company; or

(xxvi) authorize any of, or agree or commit to take, any of the actions described in the foregoing clauses (i) through Section 5.02(b)(xxv) of this Section 5.02(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Acquired Companies prior to the Offer Acceptance Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its Subsidiaries’ respective operations.

Section 5.03. No Solicitation.

(a) Except as permitted by this Section 5.03, during the Pre-Closing Period, the Company shall not, and shall cause its Subsidiaries and its and their respective officers and directors not to, and shall use reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly, (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal; (ii) (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information, or afford access to the business, properties, assets, books or records of any Acquired Company, in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this provision prohibit such discussion), (C) approve, adopt, endorse or recommend or enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 5.03(b)) or (D) take any action to exempt any Person (other than Parent and its Subsidiaries) from the restrictions on “business combinations” or any similar provision contained in applicable Takeover Laws or the Company’s organizational and other governing documents; or (iii) resolve or agree to do any of the foregoing. The Company shall, and shall cause its Subsidiaries and its and their respective officers and directors to, and shall use reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third

Person, its Representatives or its financing sources conducted prior to the date hereof with respect to any Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal. As promptly as reasonably practicable (and in any event within one (1) business day) following the date hereof, the Company shall discontinue electronic or physical data room access granted, and request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all non-public information or documents previously furnished to any Person (other than Parent, its Affiliates and their respective Representatives) that has made or has indicated an intention to make an Acquisition Proposal and all material incorporating such information created by any such Person.

(b) If at any time on or after the date of this Agreement and prior to the Offer Acceptance Time the Company or any of its Representatives receives a bona fide unsolicited written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made after the date of this Agreement and did not, directly or indirectly, result from any material breach of Section 5.03(a), and the Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Offer and that the failure to take such action described in clauses (x) and (y) below would be inconsistent with its fiduciary duties under applicable Legal Requirements, then, notwithstanding anything in Section 5.03(a) to the contrary, the Company and its Representatives may (x) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Acquired Companies to the Person or group of Persons who has made such Acquisition Proposal, provided, however, that the Company shall as promptly as practicable (and in any event within 24 hours) provide to Parent any non-public information concerning the Acquired Companies that is provided to any Person to the extent access to such information was not previously provided to Parent or its Representatives; and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal; provided, however, that in the case of clauses (x) and (y), that at or prior to the first time that the Company furnishes any information to or participates in any discussions or negotiations with any Person on or after the date of this Agreement, the Company shall provide written notice to Parent of such determination in good faith of the Board of Directors as provided for above.

(c) During the Pre-Closing Period, the Company shall (i) promptly (and in any event within 24 hours after knowledge of receipt by an executive officer or director of the Company) notify Parent in writing if any inquiries, proposals or offers (x) with respect to, (y) that would reasonably be expected to lead to or (z) that constitute an Acquisition Proposal are received by the Company or any of its Representatives and provide to Parent a copy of any written Acquisition Proposal (including any proposed term sheet, letter of intent, acquisition agreement or other agreement or other supporting materials with respect thereto) and a summary of any material unwritten terms and conditions thereof (and indicate the identity of such Person), and (ii) keep Parent reasonably informed on a prompt basis (and in any event within 36 hours) of the status of and any material developments regarding any Acquisition Proposal (including any material changes to the terms thereof). Without limiting the generality of the foregoing, the Company shall provide Parent (and its outside counsel) with copies of any Acquisition Proposal and any drafts or revised drafts of definitive agreements relating thereto (including drafts and revised drafts) that are exchanged between such Person (or its Representatives) making such Acquisition Proposal and the Company (or its Representatives), promptly upon receipt or delivery thereof, and in any event within 36 hours after the receipt or delivery thereof.

(d) Nothing in this Section 5.03 or elsewhere in this Agreement shall prohibit the Company from disclosing to the stockholders of the Company any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act or from taking and disclosing such other position or disclosure as is required under Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from taking any action necessary to comply with applicable Legal Requirements, and any such disclosure shall not, in and of itself, be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in Section 6.01; provided, however, that, the Board of Directors shall not effect a Company Adverse Change Recommendation except in accordance with Section 6.01(b).

(e) The Company agrees that in the event any of its officers or directors (or the Financial Advisor, to the extent acting or purporting to act on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 5.03, the Company shall be deemed to be in breach of this Section 5.03.

ARTICLE 6

ADDITIONAL COVENANTS OF THE PARTIES

Section 6.01. Company Board Recommendation.

(a) Subject to Section 6.01(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, subject to Section 6.01(b), neither the Board of Directors nor any committee thereof shall (i) (A) withdraw or withhold (or modify or qualify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw or withhold (or modify or qualify in a manner adverse to Parent or Purchaser), the Company Board Recommendation, (B) adopt, approve, recommend or declare advisable, or publicly propose to adopt, approve, recommend or declare advisable, any Acquisition Proposal, (C) after public announcement of an Acquisition Proposal (other than a tender offer or exchange offer), fail to publicly affirm the Company Board Recommendation within three (3) business days after a written request by Parent to do so (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Expiration Date), provided, however, that Parent may only make such request once with respect to any Acquisition Proposal (provided, that each time there is any change to any of the financial terms or other material amendment to any Acquisition Proposal, Parent shall, subject to the following provision, be entitled to make a new such request); and provided, further, that the Company shall not be required to provide any such affirmation during the two (2) or three (3) business day periods, as applicable, following the giving of a Determination Notice, (D) following the commencement of a tender offer or exchange offer relating to the Shares by a Person unaffiliated with Parent, fail to publicly affirm the Company Board Recommendation and recommend that the Company’s stockholders reject such tender offer or exchange offer within ten (10) business days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Expiration Date) or (E) unless a Company Adverse Change Recommendation has occurred, fail to include the Company Board Recommendation in the Schedule 14D-9 when filed with the SEC or disseminated to the Company’s stockholders (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”) or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or cause or allow the Company to execute or enter into any Contract, letter of intent, memorandum of understanding, agreement in principle or term sheet with respect to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Offer Acceptance Time, and subject to compliance with the other provisions of this Section 6.01:

(i) if the Company has received a bona fide unsolicited written Acquisition Proposal, which Acquisition Proposal was made after the execution of this Agreement and did not, directly or indirectly, result from a material breach of Section 5.03(a), from any Person that has not been withdrawn, (x) the Board of Directors may make a Company Adverse Change Recommendation in response to such Acquisition Proposal, or (y) the Company may terminate this Agreement pursuant to Section 8.01(e) to enter into a Specified Agreement with respect to such Superior Offer, in each case, if and only if: (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that such Acquisition Proposal constitutes a Superior Offer and that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors under applicable Legal Requirements; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminating this Agreement pursuant to Section 8.01(e) at least three (3) business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice, and the delivery thereof, shall not constitute a Company Adverse Change Recommendation or termination), which notice shall include all information with respect to such Acquisition Proposal required by Section 5.03(c), as well as copies of any acquisition agreement with respect to such Acquisition Proposal and all other agreements and documents related to such Acquisition Proposal, including any financing commitments relating thereto (which may be redacted to the extent provided in redacted form to the Company), (C) if requested in writing by Parent during such three (3) business day period, the Company shall have negotiated, and caused its Representatives to negotiate, in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that such Acquisition Proposal would cease to constitute a Superior Offer; and (D) after giving effect to the proposals made by Parent during such period, if any, after consultation with outside legal counsel and its financial advisor, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal continues to constitute a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.01(e) would be inconsistent with the fiduciary duties of the Board of Directors under applicable Legal Requirements. The provisions of this Section 6.01(b)(i) shall also apply to any change to any of the financial terms (including the form, amount and timing of payment of consideration) or other material amendment to any Acquisition Proposal and require a new Determination Notice (provided, however, that for the purposes of such subsequent Determination Notice, all references to “three (3) business days” shall be deemed to be “two (2) business days”); and

(ii) other than in connection with a Superior Offer (which shall be subject to Section 6.01(b)(i)), the Board of Directors may make a Company Adverse Change Recommendation in response to an Intervening Event if: (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least three (3) business days prior to making any such Company Adverse Change Recommendation, which notice shall specify in reasonable detail the facts and circumstances that render a Company Adverse Change Recommendation necessary; (C) if desired by Parent, during such three (3) business day period, the Company shall have negotiated, and caused its Representatives to negotiate, in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that a Company Adverse Change Recommendation would no longer be necessary; and (D) after giving effect to the proposals made by Parent during such period, if any, after consultation with outside legal counsel and its financial advisor, the Board of Directors shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation would be inconsistent with the fiduciary duties of the Board of Directors under applicable Legal Requirements. The provisions of this Section 6.01(b)(ii) shall also apply to any material change to the facts and circumstances specified by the Company in the Determination Notice and require a new Determination Notice (provided, however, that for the purposes of such subsequent Determination Notice, all references to “three (3) business days” shall be deemed to be “two (2) business days”).

Section 6.02. Filings, Consents and Approvals.

(a) The Parties agree to use their reasonable best efforts to take as promptly as reasonably practicable any and all steps necessary to avoid or eliminate each and every impediment under Antitrust Laws or any other applicable Legal Requirements that may be asserted by any Governmental Body, in each case with competent jurisdiction, so as to enable the Closing to occur as promptly as practicable, but in no case later than the End Date, including providing as promptly as reasonably practicable and advisable all non-legally privileged information required by any Governmental Body pursuant to its evaluation of the Transactions under the HSR Act. Subject to the terms of this Section 6.02, the Parties shall use their respective reasonable best efforts to obtain from any Governmental Body all consents, approvals, authorizations or orders required to be obtained under the Antitrust Laws or any other applicable Legal Requirements in connection with the consummation of the Transactions or to avoid the entry or enactment of any injunction or other order or decree relating to any Antitrust Law or any other applicable Legal Requirements that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions; provided, however, that, Parent and its Affiliates shall not be required to, and without the prior written consent of Parent the Company shall not, (i) agree to the entry of an order or decree with any Governmental Body in connection with obtaining the consents, approvals or authorizations of such Governmental Bodies in connection with this Agreement and the Transactions, (ii) sell, license, divest or dispose of or hold separate (through the establishment of a trust or otherwise), or commit or agree to sell, license, divest or dispose of or hold separate (through the establishment of a trust or otherwise), or commit or agree to any other structural, behavioral or conduct remedy with respect to, any entities, businesses, divisions, operations, products or product lines, assets, Intellectual Property Rights or businesses of Parent, the Company or the Surviving Corporation (or any of their respective Subsidiaries or other Affiliates) or agree to any restriction on the conduct of such businesses, (iii) commit or agree to terminate, amend or replace any existing relationships or contractual rights and obligations of Parent, the Company or the Surviving Corporation (or any of their respective Subsidiaries or other Affiliates) or (iv) effectuate any other change or restructuring of Parent, the Company or the Surviving Corporation (or any of their respective Subsidiaries or other Affiliates). Nothing in this Section 6.02 shall require Parent or the Acquired Companies to take or agree to take any action unless the effectiveness of such action is conditioned upon the Closing. Notwithstanding the foregoing and any other provision of this Agreement to the contrary, in no event shall Parent, Purchaser, the Company or any of their respective Subsidiaries be obligated to litigate or participate in the litigation of any action, whether judicial or administrative, against any Governmental Body challenging or seeking to restrain, prohibit or place conditions on the consummation of the Transactions under Antitrust Laws.

(b) Subject to the terms and conditions of this Agreement, each of the Parties shall (and shall cause their respective Affiliates, if applicable, to) as promptly as reasonably practicable (but no later than nine (9) business days after the date of this Agreement), make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions and request early termination of the waiting period under the HSR Act, and Parent shall pay all filing fees required in connection with the HSR Act applicable to the Transactions.

(c) Without limiting the generality of anything contained in this Section 6.02, during the Pre-Closing Period, each of the Parties shall (i) promptly cooperate in all respects and consult with each other in connection with any necessary, proper or advisable application, notice, filing or submission in connection with any investigation or other inquiry, including allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of such applications, notice, filings and submissions, in each case in connection with the Transactions; (ii) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions under the Antitrust Laws or any other applicable Legal Requirement, (ii) keep the other Parties informed in all material respects as to the status of any such application, notice, filing, submission, request, inquiry, investigation, action or Legal Proceeding, (iii) promptly inform the other Parties of, and wherever practicable give the other Party reasonable advance notice of, and, where permitted by the FTC, the DOJ or such other applicable other Governmental Body the opportunity to review in advance and participate in, any substantive communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly furnish the other Party, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, with copies of documents provided to or received from any Governmental Body in connection with any such application, notice, filing, submission, request, inquiry, investigation, action or Legal Proceeding

(except that documents, including “Transaction-Related Documents” as that term is used under the HSR Act, that contain valuation information can be redacted), (v) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, and to the extent reasonably practicable, consult and cooperate with the other Parties, allow the other Parties to have a reasonable opportunity to review in advance, and consider in good faith the views of the other Parties in connection with any notice, filing, submission, written analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, and (vi) except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, give the other Party reasonable prior notice and permit authorized Representatives of the other Party to be present at each meeting or conference, including by telephone or videoconference, relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding. Each Party shall supply as promptly as practicable such information, documentation, other material or testimony that may be requested by any Governmental Body, including by complying at the earliest reasonably practicable date with any request for additional information, documents or other materials received by any Party or any of their respective Subsidiaries from any Governmental Body in connection with the Transactions. Neither Party shall commit to or agree with any Governmental Body to stay, toll or extend any applicable statutory deadline or waiting period under the HSR Act or any other applicable Legal Requirements, delay the consummation of the Transactions, withdraw or refile, or cause to be withdrawn or refiled, any notification filed under the HSR Act or any other applicable Legal Requirements, or provide the applicable Governmental Body with additional time to review any of the Transactions, in each case, without the prior written consent of the other Party; provided, that, notwithstanding the foregoing, Parent may, without the consent of the Company, following engagement with the FTC or DOJ, as applicable, and to the extent Parent determines it would be reasonably necessary to obtain the expiration or termination of the waiting period under the HSR Act as promptly as practicable, voluntarily withdraw its notification under the HSR Act on one (1) occasion so long as Parent refiles its HSR Act notification within two (2) business days after withdrawal unless otherwise agreed by the Company.

(d) During the Pre-Closing Period, the Company shall to the extent permissible under applicable Legal Requirements (i) promptly inform and, to the extent reasonably practicable, offer Parent the opportunity to (A) consult with the Acquired Companies prior to any proposed material or substantive meeting or other material or substantive communication with the FDA, EMA, the Centers for Medicare & Medicaid Services (“CMS”) or any other Specified Governmental Body or advisory committee relating to FB102 or material Governmental Authorization and (B) attend or participate (in each case, in an observer capacity) in any such meeting (provided, that such Specified Governmental Body or advisory committee does not prohibit such attendance or participation) and, if Parent is unable or elects not to attend or participate, the Company shall promptly provide Parent with a reasonably detailed written summary of any such meeting (it being understood that in no event shall the Company be required to delay or modify any of its actions as a result of this Section 6.02(d)), (ii) promptly inform Parent of, and provide Parent with a reasonable opportunity to review and comment on, in advance, any material or substantive filing proposed to be made by or on behalf of any Acquired Company, and any material or substantive correspondence or other material or substantive communication proposed to be submitted or otherwise transmitted to the FDA, EMA, CMS or any other Specified Governmental Body by or on behalf of any Acquired Company, in each case relating to FB102 or any material Governmental Authorization, and the Company shall consider in good faith any comments or other input timely provided by Parent in respect of the foregoing (it being understood that in no event shall the Acquired Companies be required to delay any such filings, correspondence or communication), (iii) keep Parent reasonably informed of any material or substantive communication (written or oral) with or from the FDA, EMA, CMS or any other Specified Governmental Body or relating to FB102 or Governmental Authorization, including by furnishing Parent with all copies thereof and (iv) promptly inform Parent and, to the extent reasonably practicable (but subject, for clarity, to Section 5.02(b)(xxiv)), provide Parent with a reasonable opportunity to comment, in each case, prior to making any material change to any study protocol, adding any new trial, making any material change to a manufacturing plan or process, making any material change to a development timeline or initiating, or making any material change to, commercialization and reimbursement activities or materials (including promotional and marketing activities and materials) relating to FB102. The Company shall promptly notify Parent of any material data or other material information relating to FB102, including information related to any adverse events with respect to FB102, in each case which it discovers after the date hereof, including all data and other information concerning the safety, efficacy, side effects, toxicity, or manufacturing quality and controls of FB102.

(e) Neither Party shall enter into any acquisition or exclusive license of, or joint venture, collaboration or similar arrangement with respect to, any biopharmaceutical product that would reasonably be expected to make it materially more difficult, or to materially increase the time required, to (i) obtain the expiration or termination of the waiting period under the HSR Act, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the Transactions, or (iii) obtain all authorizations, consents, orders and approvals of Governmental Bodies necessary for the consummation of the Transactions.

(f) Subject to the requirements of Section 6.02(c), Parent shall (i) control the timing and strategy for obtaining any approvals, consents, registrations, waivers, permits, authorizations, exemptions, clearances, orders and other confirmations from any Governmental Body in connection with the Transactions, and (ii) coordinate the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with any Governmental Body in connection with the Transactions and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, any Governmental Body relating to the Transactions and of all other regulatory matters incidental thereto.

(g) Notwithstanding any other requirement in this Section 6.02, where a party (a “Disclosing Party”) is required under this Section 6.02 to provide information to another Party (a “Receiving Party”) that the Disclosing Party deems to be competitively sensitive information or otherwise reasonably determines in respect thereof that disclosure should be restricted, the Disclosing Party may restrict the provision of such competitively sensitive and other restricted information only to antitrust counsel of the Receiving Party; provided, that the Disclosing Party also provides to the Receiving Party upon request of the Receiving Party a redacted version of such information which does not contain any such competitively sensitive or other restricted information.

Section 6.03. Employee Benefits.

(a) Except as otherwise set forth in Section 6.03(a) of the Company Disclosure Letters, for a period commencing at the Effective Time and ending on the last day of the calendar year in which the Closing occurs (or, if earlier, until the date of the termination of employment of any Continuing Employee (as defined below)), Parent shall provide, or cause to be provided, to each individual who is employed by any Acquired Company as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Corporation (or any Affiliate thereof) during such period (a “Continuing Employee”), (i) annual base salary or base wages, and (ii) employee benefits (other than long-term incentive compensation, equity or equity-based compensation, change in control, transaction, retention or non-recurring payments or benefits, deferred compensation arrangements, defined benefit pension plans, any post-termination or retiree health or welfare benefits or other similar compensation or benefit arrangements (collectively, the “Excluded Benefits”)) that are no less favorable, in the aggregate, than those in effect (excluding the Excluded Benefits) for each such Continuing Employee immediately prior to the Effective Time; provided, however, that, without limiting the foregoing obligations of Parent, the foregoing shall not require Parent or any of its Affiliates to establish, maintain or provide any particular employee benefit plan, program or arrangement.

(b) With respect to a benefit plan of Parent or an Affiliate or the Surviving Corporation in which a Continuing Employee will be eligible to participate following the Effective Time, Parent shall cause such benefit plan to credit Continuing Employees for service prior to the Effective Time with the Acquired Companies and their Affiliates or their respective predecessors for purposes of severance eligibility, if applicable, service anniversaries and vacation eligibility (but not for purposes of equity-based award vesting, non-recurring payments or benefits any other Excluded Benefits or as would otherwise result in any duplication of benefits), in each case, to the same extent as such service would have been recognized under comparable plans of the Company or its Subsidiaries.

(c) To the extent permitted under applicable Legal Requirements, with respect to any employee benefit plans maintained for the benefit of the Continuing Employees following the Effective Time, Parent shall, and shall cause the Surviving Corporation, any of its Affiliates and any successor thereto to use reasonable best efforts to (i) waive or cause to be waived any eligibility requirements or pre-existing condition limitations or waiting period requirements to the same extent waived or satisfied under the corresponding Employee Plan in which Continuing Employees participated prior to the Effective Time, and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, amounts paid by such employees prior to the Effective Time during the calendar year in which the Effective Time occurs under similar plans maintained by the Company or its Subsidiaries.

(d) To the extent requested in writing by Parent at least ten (10) days prior to the Effective Time, the Company shall take all actions that may be necessary and required under the PEO Plan to terminate the Company’s participation in the PEO Plan at least one day prior to the Effective Time but contingent on the occurrence of the Closing. The Company shall provide to Parent for its reasonable review and comment prior to the Closing Date, drafts of resolutions or any other documentation effectuating such termination. Prior to the Closing, the Company shall deliver to the Parent satisfactory evidence of the Company’s actions with respect to the foregoing.

(e) The provisions of this Section 6.03 are solely for the benefit of the Parties, and no provision of this Section 6.03 is, express or implied, intended to, or shall, (i) constitute the establishment or adoption of or an amendment or modification to, any employee benefit plan or other agreement, arrangement or Contract, including any Employee Plan or any employee benefit plan, program, agreement or arrangement of Parent or any of its Affiliates, for purposes of ERISA or otherwise, or (ii) limit the ability of the Company or any of its Affiliates (including, following the Effective Time, Parent, the Surviving Corporation and its Subsidiaries) to amend, modify or terminate in accordance with its terms any Employee Plan or any benefit or other compensation or benefit plan, program, agreement, contract, policy, scheme or arrangement at any time assumed, established, sponsored or maintained by any of them. No current or former employee, officer, director, independent contractor or other service provider or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof, and, without limiting the generality of Section 9.07, nothing in this Section 6.03 shall create any right in any current or former employee, officer, director, independent contractor or other service provider or any other Person to any continued employment or engagement with the Acquired Companies, Parent or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever, and each current employee’s and officer’s relationship remains at-will.

(f) The Parties shall cooperate in good faith with respect to any formal or informal broad-based communications or materials to employees regarding the transactions contemplated hereby. The Company shall provide Parent with a reasonable opportunity to review and comment on any such proposed communications, including by providing drafts reasonably in advance of the proposed distribution of such communications and the Company shall give reasonable consideration to any comments made by Parent in good faith.

Section 6.04. Indemnification of Officers and Directors.

(a) For a period of six (6) years from the Effective Time, Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) now existing in favor of the current or former directors or officers of the Acquired Companies under the certificate of incorporation and bylaws (or other organizational or governing documents) of each of the Acquired Companies, and the indemnification agreements set forth on Section 6.04 of the Company Disclosure Letter, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnified Person

(as defined below), and Parent shall cause the Surviving Corporation to perform its obligations thereunder. Without limiting the foregoing, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to, and the Surviving Corporation agrees that it will, pursuant to and to the extent provided in the certificate of incorporation and bylaws (or other organizational documents) of each of the Acquired Companies, and the indemnification agreements set forth on Section 6.04 of the Company Disclosure Letter, in each case as in effect on the date of this Agreement, indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of any Acquired Company or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of any Acquired Company as a director or officer of another Person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including this Agreement and the transactions and actions contemplated hereby), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of any Acquired Company or is or was serving at the request of any Acquired Company as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Legal Requirements. In the event of any such claim, action, suit or proceeding, (x) each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from Parent, the Surviving Corporation or its Subsidiaries, as applicable, in accordance with the organizational or governing documents, in each case as in effect on the date of this Agreement; provided, however, that any Indemnified Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification and (y) Parent, the Surviving Corporation and its Subsidiaries, as applicable, shall reasonably cooperate in the defense of any such matter.

(b) For a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by or for the benefit of the Acquired Companies or provide substitute policies for the Acquired Companies and their current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Acquired Companies, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Acquired Companies with respect to claims arising from facts or events that occurred at or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance), except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies an annual premium greater than 300% of the annual premium most recently paid by the Acquired Companies prior to the date of this Agreement (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by this Section 6.04(b) it shall obtain as much comparable insurance as possible for the years within such six (6) year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the

Closing Date, the Company may, and if requested by Parent the Company shall use reasonable best efforts to, purchase a “tail” directors’ and officers’ liability insurance policy for the Acquired Companies and their current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Acquired Companies, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by the Acquired Companies with respect to claims arising from facts or events that occurred at or before the Effective Time; provided, however, that in no event shall the cost of any such tail policy exceed the Maximum Amount. Parent and the Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(c) In the event that any Acquired Company or any of its respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, such Acquired Company, as applicable, shall cause proper provision to be made so that the successors and assigns of such Acquired Company assume the obligations set forth in this Section 6.04.

(d) The provisions of this Section 6.04 (i) shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons), his or her heirs, successors, assigns and representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such Person may have by contract or otherwise. Unless required by an applicable Legal Requirement, this Section 6.04 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

Section 6.05. Stockholder Litigation. In the event that any litigation related to this Agreement, the Offer, the Merger or the other Transactions is brought by any stockholder or other holder of Acquired Company securities (whether directly or on behalf of the Acquired Companies or otherwise) against any Acquired Company and/or its directors or officers (“Stockholder Litigation”), the Company shall as promptly as practicable notify Parent (which notification, may be solely by email to counsel for Parent set forth in Section 9.09, notwithstanding the procedures in Section 9.09) and shall keep Parent reasonably informed of any developments with respect to such litigation (including by providing copies of all claims, demands and pleadings with respect thereto as promptly as practicable). The Company shall give Parent the (a) opportunity to participate in the defense of any such litigation, (b) right to review and comment on all filings or responses to be made by any Acquired Company in connection with such litigation (and shall give due consideration to Parent’s comments and other advice with respect to such litigation) and (c) right to consult on any settlement with respect to such litigation, and no such settlement shall be agreed to without Parent’s prior written consent; provided, however, that the Company shall otherwise control the defense and/or settlement and the disclosure of information in connection therewith shall be subject to the provisions of Section 5.01, including regarding attorney-client privilege or other applicable legal privilege.

Section 6.06. Additional Agreements. Subject to the terms, limitations and conditions of this Agreement, including Section 6.02(a), Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms, limitations and conditions of this Agreement, each Party to this Agreement shall use reasonable best efforts to (a) make all filings (if any) and give all notices (if any) required to be made and given by such Party pursuant to any Material Contract in connection with the Offer and the Merger and the other Transactions to the extent requested in writing by Parent, (b) seek each Consent (if any) required to be obtained pursuant to any Material Contract by such Party in connection with the Transactions to the extent requested in writing by Parent; provided, however, that each of the Parties acknowledges and agrees that obtaining any such consent or approval shall not, in and of itself, be a condition to the Offer or the Merger and (c) seek to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any third Person against such Party. Notwithstanding anything in this Section 6.06 to the contrary, neither Parent, the Company nor any of their respective Subsidiaries shall be required to pay any consent or other similar fee, payment or consideration, make any other concession or provide any additional security (including a guaranty), to obtain any third party consents.

Section 6.07. Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent, and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release, public statement or announcement to Company Associates without the other Party’s written consent. Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements are substantially consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party but subject to giving advance notice to the other Party and consulting with the other Party with respect to the content thereof (in each case to the extent practicable under the circumstances and permitted by applicable Legal Requirement), issue any such press release or make any such public announcement or statement that, after consultation with outside legal counsel, is determined to be required by Legal Requirement; (c) the Company need not consult with Parent in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.03(d); and (d) neither Party need consult with the other in connection with such portion of any press release, public statement or filing to be issued with respect to any Acquisition Proposal or Company Adverse Change Recommendation (but without limiting the Company’s obligations under Section 5.03 or Section 6.01).

Section 6.08. Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent, Purchaser and the Company and the members of their respective boards of directors (or equivalent governing bodies) shall use their respective reasonable best efforts, subject in the case of Parent and Purchaser to the limitations set forth in Section 6.02, to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

Section 6.09. Section 16 Matters. The Company, and the Board of Directors (or a duly formed committee thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Options and Company RSUs in the Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.10. Rule 14d-10 Matters. Prior to the Offer Acceptance Time and in accordance with applicable Legal Requirements, the compensation committee of the Board of Directors, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, any Acquired Company or their respective Affiliates and any of the officers, directors or employees of the Acquired Companies pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act. Promptly upon Parent or any of its Affiliates entering into any such arrangement with any of the officers, directors or employees of the Acquired Companies, Parent will provide to the Company any and all information concerning such arrangements as may be needed by the Company to comply with this Section 6.10.

Section 6.11. Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.12. Non-Competition Agreements. Prior to the Closing Date, the Company and Parent will use reasonable best efforts to cause the Company’s Chief Executive Officer (and certain other employees of the Company as may be mutually agreed by Company and Parent) to enter into a non-competition agreement with Parent (a “Non-Competition Agreement”) to be effective as of the Closing Date, which the Parties acknowledge is a material inducement to the willingness of Parent and Purchaser to enter into this Agreement and consummate the Transactions; provided that, notwithstanding anything in this Agreement to the contrary, the Parties agree that a failure of Parent to enter into a Non-Competition Agreement with the Company’s Chief Executive Officer or any other employee shall not cause any Offer Condition or any of the conditions set forth in Article 7 to fail to be satisfied or give rise to any right to terminate this Agreement under Article 8.

ARTICLE 7

CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable Legal Requirements, waiver as of the Closing of each of the following conditions:

Section 7.01. No Restraints. There shall not have been issued by any Governmental Body of competent jurisdiction, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any Legal Requirement have been promulgated, enacted, issued or deemed applicable to the Merger by any Governmental Body of competent jurisdiction which prohibits or makes illegal the consummation of the Merger (any such temporary restraining order, preliminary or permanent injunction, other order or Legal Requirement, a “Restraint”).

Section 7.02. Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

ARTICLE 8

TERMINATION

Section 8.01. Termination. This Agreement may be terminated prior to the Offer Acceptance Time:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, if the Offer Acceptance Time shall not have occurred on or prior to one minute after 11:59 Eastern Time, on November 30, 2026 (such date and time, the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b) shall not be available to any Party whose breach of this Agreement has proximately caused or proximately resulted in the Offer Acceptance Time not having occurred by or before the End Date;

(c) by either Parent or the Company if any Restraint having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal shall be in effect, which Restraint shall be final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(c) shall not be available to any Party whose breach of this Agreement has proximately caused or proximately resulted in such final and nonappealable order, injunction, decree, ruling or other action or that has failed to comply with its obligations under Section 6.02 with respect to the removal of such order, injunction, decree, ruling or other action;

(d) by Parent, if the Board of Directors shall have effected a Company Adverse Change Recommendation;

(e) by the Company, if the Board of Directors has authorized the Company to terminate this Agreement to enter into a binding written definitive acquisition agreement providing for the consummation of the transaction contemplated by a Superior Offer (a “Specified Agreement”) and the Company enters into such Specified Agreement concurrently with or immediately following such termination; provided, however, that (i) the Company and the Board of Directors shall have complied with Section 6.01(b) with respect to such Superior Offer and (ii) the Company shall have paid, or caused to be paid the Termination Fee before or substantially concurrently with such termination, and as a condition to such termination;

(f) by Parent, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that a condition set forth in clause (b) or (c) of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date Parent gives the Company written notice of such breach or failure to perform; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(f) if either Parent or Purchaser is then in breach of any representation, warranty, covenant or obligation hereunder, which breach would permit the Company to terminate this Agreement pursuant to Section 8.01(g) without regard to the cure period specified therein;

(g) by the Company, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case, if such breach or failure would reasonably be expected to prevent Parent or Purchaser from consummating the Offer and the Merger by the End Date and such breach or failure cannot be cured by Parent or Purchaser, as applicable, by the End Date, or, if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date the Company gives Parent written notice of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(g) if the Company is then in breach of any representation, warranty, covenant or obligation hereunder, which breach would permit Parent to terminate this Agreement pursuant to Section 8.01(f) without regard to the cure period specified therein;

(h) by the Company, if Purchaser fails to commence the Offer on or prior to the tenth (10th) business day following the date of this Agreement; or

(i) by either Parent or the Company, if as of any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.01(c) of the Agreement), all of the Offer Conditions (other than the Minimum Condition) have been satisfied or waived (to the extent waivable) and the Minimum Condition has not been satisfied and the Offer shall have expired pursuant to its terms (after giving effect to any extensions thereof pursuant to Section 1.01(c) of the Agreement); provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(i) shall not be available to any Party whose breach of this Agreement has proximately caused or proximately resulted in the failure of the Offer Acceptance Time to occur before such termination.

Section 8.02. Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.01, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates following any such termination; provided, however, that (a) the last two sentences of Section 1.01(d), the final sentence of Section 1.02(b), the penultimate sentence of Section 5.01(a), this Section 8.02, Section 8.03 and Article 9 (other than Section 9.05(b)) shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms and (c) the termination of this Agreement shall not relieve any Party from any liability for fraud or Willful Breach of this Agreement prior to termination (which liability the Parties acknowledge and agree shall not be limited to reimbursement of out-of-pocket fees, costs or expenses incurred in connection with the Transactions, and shall include damages, to the extent proven, based on loss of the economic benefit of the Transactions to Parent or to the Company and the stockholders of the Company (in each case, taking into consideration all relevant matters, including other business opportunities or combination opportunities and the time value of money)).

Section 8.03. Expenses; Termination Fees.

(a) Except as set forth in Section 6.02(b) and this Section 8.03, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.01(e), the Company shall pay (or cause to be paid) to Parent or its designee the Termination Fee by wire transfer of same day funds prior to or substantially concurrently with (and as a condition to the effectiveness of) such termination;

(ii) this Agreement is terminated by Parent pursuant to Section 8.01(d), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds within one (1) business day after such termination; or

(iii) (A) this Agreement is terminated (1) by Parent or the Company pursuant to Section 8.01(b) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to the proviso to Section 8.01(b)) and the Minimum Condition is not satisfied as of such termination, (2) by Parent pursuant to Section 8.01(f) resulting from a material breach of Section 5.03 or Section 6.01 or (3) by Parent or the Company pursuant to Section 8.01(i), (B) any Person shall have publicly disclosed a bona fide Acquisition Proposal, or such Acquisition Proposal has otherwise been communicated to the Board of Directors or the Company’s stockholders and shall have become publicly known, after the date hereof and prior to such termination, and such Acquisition Proposal has not been unconditionally and publicly withdrawn without qualification at least three (3) business days prior to such termination and (C) within twelve (12) months of such termination, the Company consummates any Acquisition Proposal (regardless of when made) or the Company shall have entered into a definitive agreement with respect to any Acquisition Proposal, which shall have been consummated (whether within such twelve (12) month period or at any time thereafter) (provided, however, that for purposes of this clause (C) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”), the Company shall pay (or cause to be paid) to Parent or its designee the Termination Fee by wire transfer of same day funds prior to the consummation of such Acquisition Proposal.

(c) It is understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $65,000,000. In any circumstance in which the Termination Fee becomes due and payable and is paid by or on behalf of the Company in accordance with this Section 8.03, the Termination Fee shall be the sole and exclusive monetary remedy available to Parent and Purchaser in connection with any and all losses or damages suffered or incurred by Parent, Purchaser or any of their respective officers, directors, partners, stockholders, equityholders or Affiliates arising out of or in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser or any of their respective Affiliates shall be entitled to bring or maintain any claim, action or proceeding against the Acquired Companies or any of their respective former, current or future officers, directors, partners, stockholders, equityholders, managers, members or Affiliates (the “Company Related Parties”) arising out of or in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and upon payment of the Termination Fee, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement prior to such termination; provided, however, that nothing in this Section 8.03(c) shall limit the rights or remedies of Parent in the case of fraud or Willful Breach of this Agreement prior to such termination. For the avoidance of doubt, Parent and Purchaser may seek specific performance to cause the Company to consummate the Transactions in accordance with Section 9.05 or the payment of the Termination Fee pursuant to this Section 8.03, but in no event shall Parent or Purchaser be entitled to both (i) specific performance to cause the Company to consummate the Transactions in accordance with Section 9.05 and (ii) the payment of the Termination Fee pursuant to this Section 8.03.

(d) The Parties acknowledge (i) that the agreements contained in this Section 8.03 are an integral part of the Transactions and (ii) that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to Section 8.03(b), and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

ARTICLE 9

MISCELLANEOUS PROVISIONS

Section 9.01. Amendment. Prior to the Offer Acceptance Time, this Agreement may be amended at any time with the approval and authorization requirements applicable to each Party, including the approval of the Board of Directors in the case of the Company; provided that, following the Offer Acceptance Time, this Agreement may not be amended in any manner that causes the Merger to not be effected in accordance with the terms of this Agreement or the Merger Consideration to differ from the Offer Price. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 9.02. Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy. No single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. At any time prior to the Offer Acceptance Time, Parent and Purchaser, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if it is expressly set forth in a written instrument duly executed and delivered on behalf of the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No such extensions or waivers may be made following the Offer Acceptance Time.

Section 9.03. No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Letter or in any certificate or schedule or other document delivered by any Person pursuant to this Agreement shall survive the Merger.

Section 9.04. Entire Agreement; Counterparts. This Agreement (including its Exhibits, Annexes and the Company Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties and their respective Affiliates, with respect to the subject matter hereof and thereof. The Confidentiality Agreement shall survive the execution and delivery of this Agreement except that the restrictions on disclosure (to the extent required to be included in SEC filings made in accordance with the terms of this Agreement in connection with the Transactions) in the Confidentiality Agreement shall terminate immediately following the execution and delivery of this Agreement solely for purposes of permitting the actions contemplated hereby to be consummated. For the avoidance of doubt, the Company Disclosure Letter shall not be deemed part of this Agreement for any purpose of the DGCL but shall have the effects provided in this Agreement. This Agreement may be executed in one or more counterparts, including by DocuSign, facsimile or by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

Section 9.05. Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Any claim arising out of or relating to this Agreement or the Transactions (whether based in contract, tort or otherwise), including any counterclaim, arising out of or relating to this Agreement or the Transactions or the actions of any Party in the negotiation, administration, performance and enforcement hereof or thereof, shall be governed by the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action or proceeding arising out of or relating to this Agreement or any of the Transactions, each of the Parties irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction and venue of (A) the Chancery Court of the State of Delaware and any state appellate court therefrom, (B) if (but only if) such court lacks subject matter jurisdiction, the Superior Court of the State of Delaware sitting in New Castle County and any state appellate court therefrom or (C) if (but only if) the courts in clauses (A) and (B) lack subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware and any appellate court therefrom (collectively, the “Delaware Courts”); (ii) agrees not to attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any such court; (iii) consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.09; (iv) agrees not to commence any such action or proceeding except in the Delaware Courts; (v) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Courts, (vi) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in the Delaware Courts and (vii) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Courts. Each Party agrees that service of process upon such Party in any action or proceeding arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 9.09. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.05(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (ii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. The right to specific enforcement hereunder shall include the right of the Company, on behalf of itself and any third party beneficiaries to this Agreement, to cause Parent and Purchaser to cause the Offer, the Merger and the other Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.05(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c) EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF. EACH PARTY (I) MAKES THIS WAIVER VOLUNTARILY AND (II) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 9.05.

Section 9.06. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned by a Party without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided, further, however, and notwithstanding the foregoing proviso, that Purchaser may assign this Agreement to any other wholly owned Delaware corporate Subsidiary of Parent without the consent of the Company; provided, that such assignment shall not impede or delay the consummation of the Transactions or relieve Parent or Purchaser of its obligations hereunder.

Section 9.07. No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (a) if the Offer Acceptance Time occurs, (i) the right of the holders of Shares to receive the Offer Price or Merger Consideration, as applicable, pursuant to Article 1 or Article 2 following the Offer Acceptance Time or the Effective Time, as applicable, in accordance with the terms of this Agreement and (ii) the right of the holders of Company Warrants, Company Options and Company RSUs to receive the applicable consideration to which such holders shall become entitled pursuant to Section 2.08 following the Effective Time in accordance with the terms of this Agreement; (b) the provisions set forth in Section 6.04 with respect to the Persons referred to therein; and (c) following the valid termination of this Agreement pursuant to Article 8, subject to Section 8.02 and the last sentence of this Section 9.07, the right of the Company, as sole and exclusive agent for and on behalf of the stockholders of the Company (which stockholders shall not be entitled to pursue such damages on their own behalf) (who are third party beneficiaries hereunder solely to the extent necessary for this clause (c) to be enforceable), to pursue any damages (including damages based on loss of the economic benefit of the Transactions to the stockholders of the Company). Notwithstanding anything herein to the contrary, the rights granted pursuant to Section 9.07(c) and the provisions of Section 8.02 with respect to the recovery of damages based on the losses suffered by the stockholders of the Company (including the loss of the economic benefit of the Transactions to the stockholders of the Company) shall only be enforceable on behalf of the stockholders of the Company by the Company in its sole and absolute discretion, as the sole and exclusive agent for the stockholders of the Company (which stockholders shall not be entitled to pursue such enforcement on their own behalf); provided that, in such capacity as sole and exclusive agent for the stockholders of the Company, the Company shall (i) be entitled to reimbursement (from the stockholders of the Company) from any such recovery of damages of its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees determined by reference to standard hourly rates) that have been incurred by the Company in connection with acting as sole and exclusive agent for the stockholders of the Company pursuant to Section 9.07(c) and (ii) not be liable to the stockholders of the Company for any action taken, suffered or omitted to be taken by it in good faith.

Section 9.08. Transfer Taxes. Except as otherwise provided in this Section 9.08, all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed on the Company under applicable Legal Requirements with respect to the transfer of Shares pursuant to the Offer or the Merger shall be borne by the Company and expressly shall not be a liability of holders of Shares. If payment of the Offer Price or the Merger Consideration is to be made to a Person other than the Person in whose name the applicable Shares are registered on the stock transfer books of the Company, it shall be a condition to such payment, that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of payment to a Person other than the registered holder of such Shares, or shall have established to the satisfaction of Parent that such Taxes have been paid or are not applicable. None of Parent, Purchaser, the Company or the Surviving Corporation shall have any liability for the transfer or other similar Taxes described in the immediately preceding sentence. The Company shall cooperate with Purchaser and Parent in preparing, executing and filing any Tax Returns with respect to such Taxes.

Section 9.09. Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two (2) business days after being sent by registered mail or by courier or express delivery service, or (c) upon transmission if sent by email (provided no “bounce back” or similar message of non-delivery is returned by the intended recipient with respect thereto); provided, that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties):

if to Parent or Purchaser (or following the Effective Time, the Surviving Corporation):

argenx BV

Industriepark-Zwijnaarde 7

9052 Zwijnaarde

Belgium

Attention: Corporate Legal

Email: [Redacted]

with a copy (which shall not constitute notice) to:

Freshfields US LLP

3 World Trade Center

175 Greenwich Street

New York, NY 10007

Attention: Damien Zoubek, Oliver J. Board

Email: damien.zoubek@freshfields.com; oliver.board@freshfields.com if to the Company (prior to the Effective Time):

Forte Biosciences, Inc.

3060 Pegasus Park Drive, Building 6,

Dallas, Texas 75247

Attention: Chief Executive Officer

Email: [Redacted]

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

One Market Plaza, Spear Tower, Suite 3300

San Francisco, California 94105

Attn: Robert Ishii; Remi Korenblit

Email: rishii@wsgr.com; rkorenblit@wsgr.com

Wilson Sonsini Goodrich & Rosati, Professional Corporation

12235 El Camino Real

San Diego, California 92130

Attention: Dan Koeppen

Email: dkoeppen@wsgr.com

Section 9.10. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Section 9.11. Obligation of Parent. Parent shall ensure that Purchaser duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to Purchaser under this Agreement, and Parent shall be jointly and severally liable with Purchaser for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

Section 9.12. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties have participated jointly in the negotiation and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. With respect to any grant of rights to, in or under any intellectual property, the word “license” or “licenses” shall be deemed to include “sublicense” or “sublicenses,” as applicable.

(d) The words “made available” to Parent and words of similar import refer to documents (i) posted to the “Project Concerto” or “Documents” electronic data rooms hosted on Ideals on behalf of the Company prior to 5:00 p.m. Pacific Time on the day immediately preceding the date hereof, (ii) delivered by the Company or its Representatives prior to the execution of this Agreement in person or electronically to Parent or Purchaser or their respective Representatives or (iii) included in the Company SEC Documents.

(e) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” or “Annexes” are intended to refer to Sections of this Agreement and Exhibits or Annexes to this Agreement.

(f) The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(g) The term “dollars” and character “$” shall mean United States dollars.

(h) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless business days are specified. Whenever business days are specified for any action to be taken hereunder and such action must be taken hereunder on a day that is not a business day, then such action may be deferred until the next business day.

(i) All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP.

(j) All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined herein.

(k) References herein to any statute include all rules and regulations promulgated thereunder.

(l) Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

FORTE BIOSCIENCES, INC.

By:	/s/ Paul A. Wagner
Name: Paul A. Wagner, Ph.D.
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ARGENX BV

By:	/s/ Arjen Lemmen
Name: Arjen Lemmen
Title: VP Corporate Development & Strategy

By:	/s/ Karen Massey
Name: Karen Massey
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

AVENA MERGER SUB INC.

By:	/s/ Arjen Lemmen
Name: Arjen Lemmen
Title: President

By:	/s/ Malini Moorthy
Name: Hemamalini (Malini) Moorthy
Title: Vice President & Secretary

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Certain Definitions

For purposes of the Agreement (including this Exhibit A):

“2023 Warrants” is defined in the definition of Company Prefunded Warrants.

“2024 Warrants” is defined in the definition of Company Prefunded Warrants.

“2025 Warrants” is defined in the definition of Company Prefunded Warrants.

“Acceptable Confidentiality Agreement” shall mean any customary binding, written confidentiality agreement that (a) (i) is in effect as of the execution and delivery of this Agreement or (ii) is executed, delivered and effective after the execution and delivery of this Agreement and contains provisions that are not less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal) and (b) does not prohibit the Company from providing any information to Parent in accordance with, and otherwise complying with, Section 5.03 and Section 6.01.

“Acquired Companies” shall mean the Company and each of its Subsidiaries.

“Acquisition Proposal” shall mean any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, including any amendment or modification to any existing proposal or offer, relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition of assets of the Acquired Companies equal to 20% or more of the Acquired Companies’ consolidated assets, (ii) acquisition or exclusive license of, or joint venture, collaboration or similar arrangement or monetization transaction with respect to, FB102, (iii) issuance or acquisition of 20% or more of the outstanding Company Common Stock or 20% or more of any class of equity securities of one or more Acquired Companies whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Acquired Companies, (iv) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock or 20% or more of any class of equity securities of one or more Acquired Companies whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Acquired Companies or (v) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group, or the stockholders or such Person or group, beneficially owning 20% or more of the outstanding Company Common Stock or 20% or more of any class of equity securities of one or more Acquired Companies whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Acquired Companies, in each case other than the Transactions.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

Exhibit A -1

“Agreement” is defined in the preamble to the Agreement.

“Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, the Anti-Kickback Act of 1986 and the UK Bribery Act of 2010, or any applicable Legal Requirements of similar effect.

“Antitrust Laws” shall mean the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, all applicable foreign antitrust laws and all other applicable Legal Requirements issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Board of Directors” is defined in Recital (C) to the Agreement.

“Broker Fee” is defined in Section 3.25 of the Agreement.

“business day” shall mean any day other than a Saturday, Sunday or any other day on which banking institutions in New York, New York, Dallas, Texas or Ghent, Belgium are authorized or required by Legal Requirements to remain closed.

“Capitalization Date” is defined in Section 3.03(a) of the Agreement.

“Census” is defined in Section 3.18(a) of the Agreement.

“Closing” is defined in Section 2.03(a) of the Agreement.

“Closing Date” is defined in Section 2.03(a) of the Agreement.

“CMS” is defined in Section 6.02(d) of the Agreement.

“Code” shall mean the Internal Revenue Code of 1986.

“Collaboration Partners” shall mean any of the Acquired Companies’ contracted research or development, supply, or manufacturing providers with respect to the applicable Product Candidate(s) (or component thereof) of the Acquired Companies.

“Company” is defined in the preamble to the Agreement.

“Company Adverse Change Recommendation” is defined in Section 6.01(a) of the Agreement.

“Company Associate” shall mean each current and former officer or other employee, or individual who is or was at any time an independent contractor, consultant or director, of or to any Acquired Company.

Exhibit A - 2

“Company Board Recommendation” is defined in Recital (C) of the Agreement.

“Company Common Stock” shall mean the common stock, $0.001 par value per share, of the Company.

“Company Disclosure Documents” is defined in Section 3.05(h) of the Agreement.

“Company Disclosure Letter” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.

“Company Equity Awards” shall mean, collectively, the Company Options and the Company RSUs.

“Company Equity Plans” shall mean (a) the Tocagen Inc. 2017 Equity Incentive Plan, (b) the Forte Biosciences, Inc. 2020 Inducement Equity Incentive Plan, (c) the Forte Biosciences Subsidiary, Inc. 2018 Equity Incentive Plan and (d) the Forte Biosciences, Inc. 2021 Equity Incentive Plan, in each case, as may be amended or supplemented from time to time.

“Company ESPP” shall mean the Company’s 2017 Employee Stock Purchase Plan, as may be amended or supplemented from time to time.

“Company IT Assets” shall mean computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, systems and Software, and all associated documentation, owned by any Acquired Company or licensed, leased or otherwise used by any Acquired Company (excluding any public networks).

“Company Legacy Warrants” shall mean the warrants described in Section 3.03(c) of the Company Disclosure Letter.

“Company Licensed IP” shall mean any and all (a) Intellectual Property Rights owned by a third party and exclusively licensed to, or purported to be exclusively licensed to, any Acquired Company, or (b) Intellectual Property Rights owned by a third party, non-exclusively licensed to any Acquired Company and material to the business of such Acquired Company.

“Company Option” shall mean an option to purchase Shares granted by the Company pursuant to a Company Equity Plan or otherwise.

“Company Owned IP” shall mean any and all Intellectual Property Rights owned by, or purported to be owned by, any Acquired Company, whether solely or jointly with a third party.

“Company Preferred Stock” shall mean the preferred stock, $0.001 par value per share, of the Company.

Exhibit A - 3

“Company Prefunded Warrants” shall mean (a) the pre-funded warrants to purchase 619,606 Shares sold in June 2025 at a purchase price of $11.999 per warrant Share (the “2025 Warrants”), (b) the pre-funded warrants to purchase 4,615,555 Shares sold in November 2024 at a purchase price of $5.551 per warrant Share (the “2024 Warrants”), and (c) the pre-funded warrants to purchase 387,566 Shares sold in July 2023 at a purchase price of $25.13 per warrant Share (the “2023 Warrants”), in each case, as evidenced by the applicable warrant agreement, true, correct and complete copies of which have been made available to Parent.

“Company Returns” is defined in Section 3.17(a) of the Agreement.

“Company RSU” shall mean a restricted stock unit with respect to Company Common Stock granted by the Company pursuant to a Company Equity Plan or otherwise.

“Company Safety Notices” is defined in Section 3.14(g) of the Agreement.

“Company SEC Documents” is defined in Section 3.05(a) of the Agreement.

“Company Transfer Agent” is defined in Section 2.06(b)(i) of the Agreement.

“Company Warrants” shall mean the Company Prefunded Warrants and the Company Legacy Warrants.

“Confidentiality Agreement” is defined in Section 5.01(a) of the Agreement.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization.

“Continuing Employees” is defined in Section 6.03(a) of the Agreement.

“Contract” shall mean any binding agreement, contract, subcontract, lease, settlement agreement, understanding, instrument, loan, credit agreement, indenture, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, commitment or undertaking, but shall not include any Employee Plan.

“Copyrights” is defined in the definition of Intellectual Property Rights.

“Country of Concern” or “Countries of Concern” shall mean the People’s Republic of China (including Hong Kong and Macau), Cuba, Iran, North Korea, Russia, and Venezuela, including in each case any political subdivision, agency, or instrumentality thereof, and any other country designated as a “Country of Concern” pursuant to the process set forth in 28 CFR Part 202.

“Covered Person” shall mean any Person that is located in, organized or chartered under the laws of, has its principal place of business in, is ordinarily a resident in, or is 50% or more owned or controlled, directly or indirectly, by entities or persons located in, organized or chartered under the laws of, or having their principal place of business in, a Country of Concern or (ii) is a Covered Person, including without limitation through designation as such by the U.S. Attorney General pursuant to the process set forth in 28 CFR Part 202.

“Delaware Courts” is defined in Section 9.05(a) of the Agreement.

Exhibit A - 4

“Depository Agent” is defined in Section 2.06(a) of the Agreement.

“Determination Notice” is defined in Section 6.01(b)(i) of the Agreement.

“DGCL” shall mean the Delaware General Corporation Law.

“Disclosing Party” is defined in Section 6.02(g) of the Agreement.

“Dissenting Shares” is defined in Section 2.07 of the Agreement.

“DOJ” shall mean the U.S. Department of Justice.

“DOJ Final Rule” shall mean the final rule promulgated by the DOJ titled “Preventing Access to U.S. Sensitive Personal Information and Government-Related Data by Countries of Concern or Covered Persons,” 90 Fed. Reg. 1636 (Jan. 8, 2025) codified at 28 C.F.R. § 202, including any amendments thereto and guidance issued thereunder.

“DPA” is defined in Section 3.26 of this Agreement.

“DTC” is defined in Section 2.06(b)(ii) of this Agreement.

“Effective Time” is defined in Section 2.03(b) of the Agreement.

“Employee Plan” shall mean any (a) “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and (b) each deferred compensation and each bonus, commission or other incentive compensation, stock purchase, stock option and other equity and equity-linked compensation plan, program or Contract; each severance or termination pay, medical, surgical, hospitalization, life insurance, disability, paid time off and other “welfare” plan, fund or program (within the meaning of section 3(1) of ERISA (whether or not subject to ERISA)); each profit sharing, stock bonus, retirement, or other “pension” plan, fund or program (within the meaning of section 3(2) of ERISA (whether or not subject to ERISA)); each employment, individual consulting, termination, severance, transaction, gross-up, change in control, retention or similar binding agreement; each employee loan, advance or forgivable loan; and each other employee benefit plan, fund, program, policy or binding agreement, in each case, that is (i) sponsored, maintained or contributed to, or required to be contributed to, by any Acquired Company or by any trade or business, whether or not incorporated, that together with any Acquired Company would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414 of the Code (an “ERISA Affiliate”), or (ii) for the benefit of any current or former employee, director, officer, independent contractor or other individual service provider of any Acquired Company or ERISA Affiliate, or (iii) with respect to which any Acquired Company or any of its ERISA Affiliates could (or could be reasonably expected to have any) have any liability, including on account of at any time being considered a single employer with any other Person under Section 414 of the Code, other than any (A) PEO Plan, (B) benefit plans mandated by applicable Legal Requirements or to which contributions are required by any Governmental Body or (C) any multiemployer plans (as defined in Section 3(37) of ERISA). For clarity, “Employee Plans” includes “Company Equity Plans.”

“Employment Laws” is defined in Section 3.18(c) of the Agreement.

Exhibit A - 5

“Encumbrance” shall mean any lien, pledge, charge, hypothecation, mortgage, security interest, encumbrance, license, sublicense, claim, option, right of first refusal, right of first negotiation, preemptive right, community property interest or similar restriction of any nature.

“End Date” is defined in Section 8.01(b) of the Agreement.

“Enforceability Exceptions” is defined in Section 3.04(c) of the Agreement.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution or protection of worker health (as it relates to exposure to Hazardous Materials) or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Legal Requirement relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” is defined in the definition of Employee Plan.

“ESPP Offering Period” is defined in Section 2.08(d) of the Agreement.

“Exchange Act” shall mean the Securities Exchange Act of 1934.

“Excluded Benefits” is defined in Section 6.03(a) of the Agreement.

“Excluded Shares” is defined in Section 2.05(a)(iv) of the Agreement.

“Expiration Date” is defined in Section 1.01(c) of the Agreement.

“Extension Deadline” is defined in Section 1.01(c) of the Agreement.

“FB102” shall mean the Acquired Companies’ proprietary anti-CD122 monoclonal antibody known as of the date of this Agreement as “FB102.”

“FDA” shall mean the United States Food and Drug Administration or any successor agency.

“FDCA” shall mean the Federal Food, Drug and Cosmetic Act.

“Federal Health Care Program” shall have the meaning set forth in 42 U.S.C. 1320a-7b(f), including Medicare, Medicaid, TRICARE, CHAMPVA, any state health plan adopted pursuant to Title XIX of the Social Security Act (42 U.S.C. 1395 et seq.), any health insurance program for the benefit of federal employees, including those under chapter 89 of title 5, United States Code, and any other state or federal health care program administered by a Governmental Body.

Exhibit A - 6

“Financial Advisor” is defined in Section 3.24 of the Agreement.

“FTC” shall mean the U.S. Federal Trade Commission.

“GAAP” is defined in Section 3.05(b) of the Agreement.

“Good Clinical Practices” shall mean the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials, including those standards contained in 21 C.F.R. Parts 11, 50, 54, 56, and 312 and all comparable standards of the EMA and any other Specified Governmental Body, including the International Council for Harmonization’s Guideline for Good Clinical Practice.

“Good Laboratory Practices” shall mean the FDA’s standards for conducting non-clinical laboratory studies, including those standards contained in 21 C.F.R. Part 58, the United States Animal Welfare Act, and all comparable standards any other Specified Governmental Body, including the International Council for Harmonisation’s Guideline on Nonclinical Safety Studies for the Conduct of Human Clinical Trials for Pharmaceuticals and the International Council for Harmonisation’s Guideline on Safety Pharmacology Studies for Human Pharmaceuticals.

“Good Manufacturing Practices” shall mean the FDA’s standards for manufacturing pharmaceutical or biological products, including those standards contained in 21 C.F.R. Parts 210, 211, 600, 601, and 610, and all comparable Legal Requirements, including standards of the EMA and any other Specified Governmental Body.

“Governmental Authorization” shall mean any: permit, license, certificate, approval, consent, grant, franchise, permission, clearance, registration, qualification, or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement, including all Regulatory Permits.

“Governmental Body” shall mean any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign, international, multinational, supranational or other government; or (iii) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit or body and any court, arbitrator or other tribunal.

“Hazardous Materials” shall mean any substance defined or regulated as a hazardous or toxic substance, material or waste or as a pollutant or contaminant, or words of similar intent or meaning, pursuant to any Environmental Law, and includes asbestos, mold, radioactive material, polychlorinated biphenyls, per- and polyfluoroalkyl substances, petroleum or petroleum-derived substance or waste.

Exhibit A - 7

“Health Care Laws” shall mean all Legal Requirements applicable to the pricing, reimbursement, safety, efficacy, approval, development, testing, research, labeling, manufacture, storage, marketing, promotion, sale, commercialization, import, export or distribution of pharmaceutical or biological products or otherwise applicable to the operation of the Acquired Companies’ businesses as currently conducted and as contemplated by the Acquired Companies to be conducted, including (i) the FDCA, PHSA and the regulations promulgated thereunder, including those requirements relating to the FDA’s current Good Manufacturing Practices, Good Laboratory Practices, Good Clinical Practices, investigational use, pre-market approval and applications to market new pharmaceutical or biological products; (ii) the anti-fraud provisions of HIPAA; (iii) the U.S. Patient Protection and Affordable Care Act, (iv) the U.S. Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h) and state or local Legal Requirements regulating or requiring reporting of interactions between pharmaceutical manufacturers and members of the health care industry and regulations promulgated thereunder; (v) health care fraud and abuse laws, including federal and state anti-kickback laws (including the federal Anti-Kickback Statute (42 U.S.C. § 1320-7(b))), the federal Beneficiary Anti-Inducement Statute (42 U.S.C. § 1320a-7a(a)(5)), the Civil Monetary Penalties Law (42 U.S.C. §§ 1320a-7a and 1320a-8), the U.S. Federal False Claims Act (31 U.S.C. § 3729 et seq.), and, with respect to each of the foregoing, similar state or local statutes or regulations; (vi) Titles XVIII (42 U.S.C. §1395 et seq.) and XIX (42 U.S.C. §1396 et seq.) of the Social Security Act and the regulations promulgated thereunder and any other Legal Requirements pertaining to or governing a governmental health care program, and the regulations promulgated thereunder; (vii) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (42 U.S.C. §1395w-101 et seq.) and the regulations promulgated thereunder; (viii) Legal Requirements governing government pricing or price reporting programs and regulations promulgated thereunder, including the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, the PHSA, the VA Federal Supply Schedule (38 U.S.C. § 8126) or any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs; (ix) Legal Requirements governing the development, conduct, monitoring, patient informed consent, auditing, analysis and reporting of clinical trials (including the Good Clinical Practice regulations and binding guidance of the FDA); (x) Legal Requirements governing data gathering activities relating to the detection, assessment, and understanding of adverse events (including pharmacovigilance and adverse event regulations and binding guidance of FDA and the International Conference on Harmonization); (xi) any Legal Requirement the violation of which is cause for exclusion from any federal health care program, as such term is defined at 42 U.S.C. § 1320a-7b(f); (xii) all comparable state, federal or ex-U.S. Legal Requirements relating to any of the foregoing; and (xiii) any rules, regulations, and legally binding directives or binding guidance promulgated or issued pursuant to such Legal Requirements; and as each of the foregoing may be amended from time to time. Health Care Laws do not include Privacy Laws.

“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009) as set forth at 42 USC § 17931 et seq., as may be amended, and their implementing regulations.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Incidental Contracts” is defined in the definition of Material Contracts.

Exhibit A - 8

“Indebtedness” shall mean (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person, including all liabilities under any lease which has been recorded as a capital lease, (ii) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than any Acquired Company, (iii) any obligations in respect of letters of credit (including standby and commercial) and bankers’ acceptances (other than letters of credit used as security for leases), bank guarantees, surety bonds and similar instruments, in each case to the extent drawn upon, including the principal, interest and fees owing thereon, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to the acquisition of any other Person or business or deferred purchase price for the acquisition of any other Person or business (other than trade accounts payable in the ordinary course), (v) net obligations of any interest rate, swap, currency swap, forward currency or interest rate Contracts or other interest rate or currency hedging arrangements, or (vi) any guaranty of any such obligations described in clauses (i) through (v) of any Person other than any Acquired Company (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case, arising in the ordinary course of business); provided, however, that no agreements, understandings or other arrangements exclusively by and between the Company and its wholly owned Subsidiaries shall be deemed to be Indebtedness for purposes of this Agreement.

“Indemnified Persons” is defined in Section 6.04(a) of the Agreement.

“Initial Expiration Date” is defined in Section 1.01(c) of the Agreement.

“Intellectual Property Rights” shall mean any and all intellectual property rights, however denominated, throughout the world and all rights associated therewith, including all (i) issued patents and patent applications (e.g., provisional, non-provisional and PCT applications), all divisionals, continuations, continuations in-part, or any other patent application directly or indirectly claiming priority to such patents or patent applications and all patents issuing from any of the foregoing anywhere in the world, together with all registrations, reissues, re-examinations, patents of addition, utility model or design rights or other industrial property rights, renewals, supplemental protection certificates, inventor’s certificates, restorations, patent term adjustments, or extensions of any of the foregoing and counterparts thereof anywhere in the world, including all rights to claim priority therefrom (“Patents”), (ii) trademarks, service marks, designs, trade dress, logos, slogans, trade names, Internet domain names (including all intellectual property addresses identified via a name format and generic top-level domains (gTLDs) and country code top-level domains (ccTLDs)), domain names, uniform resource locators, corporate names, doing business designations and all other indicia of origin, together with all translations, adaptations, derivations and combinations thereof, and all social media, including accounts and handles associated therewith and all applications for registration, registrations and renewals of any of the foregoing and all goodwill associated therewith (“Trademarks”), (iii) all inventions (and disclosures thereof), discoveries, commercial, technical, scientific and other know-how and information, proprietary rights in clinical, technical, scientific, manufacturing, regulatory and other information, knowledge, technology, methods, processes, practices, formulae, formulations, instructions, skills, techniques, procedures, experiences, technical or proprietary data, including test data, test database results, technical or proprietary data collections, plans, recipes, reports, ideas, technical assistance, designs, drawings, assembly procedures, computer programs, apparatuses, assays and biological

Exhibit A - 9

methodology, compositions, specifications, data and results (including biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, laboratory, preclinical, clinical, safety, manufacturing and quality control data and know-how, marketing, pricing, distribution, cost and sales information, including regulatory data, study designs, protocols, laboratory notes and notebooks), in all cases, whether or not confidential, proprietary, patented or patentable, in written, electronic or any other form now known or hereafter developed, including all intellectual property rights therein (“Know-How”), (iv) copyrights in copyrightable subject matter (“Copyrights”), (v) software, including source code, object code, algorithms, machine learning, executable code, systems, network tools, technical data, technical databases, applications, firmware (“Software”) and all related documentation, including all intellectual property rights therein, (vi) trade secrets or rights in confidential information or know-how (“Trade Secrets”), (vii) all applications and registrations for any of the foregoing, (viii) all other intellectual property and proprietary rights and all rights associated therewith in any jurisdiction in the world (including all rights to collect royalties, products and proceeds in connection with any of the foregoing, and to sue and bring other claims for past, present or future infringement, misappropriation or other violation of any of the foregoing, and to recover damages (including attorneys’ fees and expenses) and lost profits in connection therewith) and (ix) all copies and tangible embodiments of any of the foregoing (in whatever form or medium). Intellectual Property Rights do not include rights in Personal Data.

“Intervening Event” shall mean an event, occurrence, fact or change that materially affects the business, assets or operations of the Acquired Companies (other than any event, occurrence, fact or change resulting from a breach of this Agreement by the Company) occurring or arising after the date hereof (a) that was not known or reasonably foreseeable to the Board of Directors as of the date hereof, which event, occurrence, fact or change becomes known to the Board of Directors prior to the Offer Acceptance Time and (b) that does not relate to (i) changes in the Company Common Stock price, in and of itself (however, the underlying reasons for such changes may constitute an Intervening Event), (ii) any Acquisition Proposal, (iii) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute an Intervening Event) or (iv) any regulatory, clinical or manufacturing event, occurrence, fact or change.

“IRS” shall mean the Internal Revenue Service.

“Know-How” is defined in the definition of Intellectual Property Rights.

“knowledge” (a) with respect to the Company shall mean with respect to any matter in question the actual knowledge, after reasonable inquiry, of the individuals set forth on Exhibit A(ii) and (b) with respect to any other Entity shall mean with respect to any matter in question the actual knowledge, after reasonable inquiry, of such Entity’s executive officers.

“Leased Real Property” shall mean all real property leased, subleased, licensed or otherwise occupied by any Acquired Company.

Exhibit A - 10

“Legal Proceeding” shall mean any action, suit, complaint, litigation, arbitration or other similar proceeding (including any civil, criminal, administrative, investigative or appellate proceeding) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign, international, multinational, supranational, or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, rule, regulation, ruling, treaty, order or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of Nasdaq or other stock exchange).

“Licensed Registered IP” shall mean all Company Licensed IP constituting Registered IP.

“Material Adverse Effect” shall mean any change, circumstance, condition, development, effect, event, occurrence or state of facts (any of the foregoing, an “Effect”) which, individually or when taken together with all other Effects that have occurred in the applicable determination period for a Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Acquired Companies, taken as a whole; provided, however, that no Effect to the extent resulting from or relating to any of the following shall be deemed to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect: (a) any Effects generally affecting the industries in which the Acquired Companies operate; (b) any general economic, financial or market conditions; (c) fluctuations in the value of any currency or interest rates; (d) political, geopolitical, legal or regulatory conditions, including government shutdowns, tariffs, sanctions, trade policies and trade disputes, or any threats of any of the foregoing; (e) any terrorism, cyber-attacks, war (whether or not declared), military action, civil unrest, shortages, national or international calamity, natural or man-made disaster, weather event, pandemic, epidemic or disease outbreak or any other force majeure events; (f) the negotiation, execution or performance of this Agreement or the announcement or consummation of the Transactions, including the identity of Parent or Purchaser as the acquiror of the Company, in each case of the foregoing including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors or partners, or any litigation arising from this Agreement or the Transactions, in each case of the foregoing other than for purposes of any representation or warranty contained in Section 3.23, and the condition set forth in clause (b)(iv) of Annex I solely as such condition relates to Section 3.23; (g) any change in the market price or trading volume of the Company’s stock or change in the Company’s credit ratings, or any failure of the Company to meet internal or analysts’ expectations or projections; provided, however, that the underlying causes of such changes or failure may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by any exception herein; (h) any action taken or omitted to be taken by the Company at the written direction of Parent; (i) any change in, or action taken required to comply with any change in any Legal Requirement (or the authoritative interpretation or enforcement thereof) or GAAP (or the authoritative interpretation thereof); or (j) any commercial, safety, regulatory, clinical or manufacturing Effects (i) with respect to any Product Candidate, in each case, not involving (A) any fraud, willful misconduct, violation of applicable Legal Requirement or other wrongdoing by or on behalf of any Acquired Company or (B) any

Exhibit A - 11

material failure by or on behalf of an Acquired Company to comply with the then-approved clinical protocol for the development of FB102, or (ii) any product or product candidate of any competitor of the Company (including, in each case of the foregoing (i) and (ii), for the avoidance of doubt, with respect to any pre-clinical or clinical studies, tests or results or announcements thereof, any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations); provided, however, that any Effects referred to in the foregoing clauses (a), (b), (c), (d) and (e) may be taken into account in determining whether there is, or would be reasonably expected to be, a Material Adverse Effect to the extent such Effects disproportionately affects the Acquired Companies relative to other participants in the industries in which the Acquired Companies operate.

“Material Contract” shall mean any Contract (other than Employee Plans) to which any of the Acquired Companies is a party or by which any of the Acquired Companies or any of its properties or assets is bound, except for this Agreement, that:

(a) constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the Securities Act);

(b) is a settlement, conciliation or similar agreement between any Acquired Company and any Governmental Body or other Person (i) pursuant to which an Acquired Company will be required after the date of this Agreement to pay any material monetary obligations or (ii) that contains material obligations or limitations on such Acquired Company’s conduct;

(c) (i) materially limits the freedom or right of any Acquired Company (or, following the Closing Date, Parent or any of its Affiliates) to engage in any line of business or to compete with any other Person in any location or line of business, (ii) contains any “most favored nations” terms and conditions (including with respect to pricing) granted by any Acquired Company or (iii) contains exclusivity obligations or otherwise limits the freedom or right of any Acquired Company to research, develop, manufacture, sell, distribute, commercialize or otherwise exploit any products or services for any other Person;

(d) requires or is reasonably expected to require the payment of cash or other consideration (i) to any Acquired Company in an amount in excess of $1,000,000 in the fiscal year ending December 31, 2026 or in any single fiscal year thereafter or (ii) by any Acquired Company in an amount in excess of $1,000,000 in the fiscal year ending December 31, 2026 or in any single fiscal year thereafter;

(e) relates to Indebtedness of any Acquired Company with an aggregate principal or committed amount in excess of $100,000 (whether incurred, assumed, guaranteed or secured by any asset);

(f) (i) is (A) for the disposition of any material assets or business of the Acquired Companies or (B) for the acquisition of a material portion of the assets or business of any third Person (whether by merger, sale of stock or assets or otherwise), in the case of each of clauses (A) and (B) that contains continuing material indemnification obligations (other than customary indemnification obligations relating to accuracy of representations and warranties, compliance

Exhibit A - 12

with covenants and tax matters) or other “earn out” or other contingent payment obligations on the part of an Acquired Company or (ii) contains a put, call, right of first refusal, right of first negotiation or similar right pursuant to which any Acquired Company would be required to dispose or acquire (A) any equity interests of any Person or (B) a material portion of the assets or business of any third Person (whether by merger, sale of stock or assets or otherwise);

(g) requires any Acquired Company to use commercially reasonable, diligent (or similar) efforts related to research, development, regulatory approval, commercialization, sales, marketing or other exploitation of any Product Candidate;

(h) constitutes a material joint venture, collaboration, legal partnership or similar revenue sharing arrangement;

(i) pursuant to which (i) a third party grants an Acquired Company a license, sublicense, option, covenant not to sue or other right or interest in, to or under any Intellectual Property Right, or (ii) an Acquired Company grants a third party a license, assignment, sublicense, option, covenant not to sue, or other right or interest in or to or under any Company Owned IP or material Company Licensed IP, in each case (clauses (i) and (ii)), other than (A) agreements entered into in the ordinary course of business consistent with past practice, such as material transfer agreements, clinical trial agreements, services agreements, licenses to IT, ERP or accounting systems, or commercially available “off-the-shelf” software agreements, in each case, in which grants to use Intellectual Property Rights are non-exclusive, are incidental to and not material to performance under the Contract and are granted solely for the purpose of enabling performance of the services or use of the deliverables thereunder (such Contracts referenced in this clause (A), “Incidental Contracts”) and (B) agreements between an Acquired Company and its employees, independent contractors or consultants on the Acquired Companies’ standard forms thereof that have been made available to Parent or that otherwise provide an Acquired Company with ownership of or exclusive rights under all Intellectual Property Rights generated by or on behalf of such employee, independent contractor or consultant pursuant to activities conducted under such agreement;

(j) pursuant to which FB102 was, since January 1, 2024, or is currently being, researched, developed, manufactured or otherwise exploited on behalf of an Acquired Company (including by a Collaboration Partner), including any services agreements, research agreements, manufacturing agreements, clinical trial agreements or other similar agreements;

(k) requires an Acquired Company to purchase or sell a stated portion of its requirements or outputs, including any “take or pay” or minimum purchase obligations or any obligation for an Acquired Company to purchase all or substantially all of its requirements for a product or service from a particular person;

(l) is between an Acquired Company and any Governmental Body or any university, college, research institute or other educational institution, including any such Contract pursuant to which an Acquired Company receives or provides grants or other funds from any such Person;

Exhibit A - 13

(m) is a lease, sublease, license or other agreement pertaining to the use and occupancy of the Leased Real Property, including all material modifications, amendments, supplements, waivers, extensions, guaranties and side letters thereto; or

(n) is between an Acquired Company and any of its Affiliates (other than another Acquired Company), directors, executive officers, Persons holding 5% or more of its Shares, or, to the knowledge of the Company, immediate family members of any of the foregoing.

“Maximum Amount” is defined in Section 6.04(b) of the Agreement.

“Merger” is defined in Recital (B) of the Agreement.

“Merger Consideration” is defined in Section 2.05(a)(v) of the Agreement.

“Minimum Condition” is defined in Annex I to the Agreement.

“Nasdaq” shall mean The Nasdaq Stock Market LLC.

“NIH Policy” shall mean the NIH Policy on Enhancing Security Measures for Human Biospecimens; (NOT-OD-25-160).

“Offer” is defined in Recital (A) of the Agreement.

“Offer Acceptance Time” is defined in Section 1.01(h) of the Agreement.

“Offer Commencement Date” shall mean the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

“Offer Conditions” is defined in Section 1.01(b) of the Agreement.

“Offer Documents” is defined in Section 1.01(e) of the Agreement.

“Offer Price” is defined in Recital (A) of the Agreement.

“Offer to Purchase” is defined in Section 1.01(b) of the Agreement.

“Order” is defined in Section 3.21(b) of the Agreement.

“Owned Registered IP” shall mean all Company Owned IP constituting Registered IP.

“PADFAA” shall mean the Protecting Americans’ Data from Foreign Adversaries Act of 2024; Pub. Law. No. 118-50(I).

“Parent” is defined in the preamble to the Agreement.

“Parent Material Adverse Effect” shall mean any change, circumstance, condition, development, effect, event, occurrence or state of facts which, individually or when taken together with all other events, occurrences, circumstances, changes, conditions, states of facts, developments or effects that have occurred in the applicable determination period for a Parent Material Adverse Effect, would or would reasonably be expected to materially impair, prevent or materially delay Parent’s or Purchaser’s ability to consummate the Transactions prior to the End Date on the terms set forth in this Agreement.

Exhibit A - 14

“Parties” shall mean Parent, Purchaser and the Company.

“Patents” is defined in the definition of Intellectual Property Rights.

“Paying Agent” is defined in Section 2.06(a) of the Agreement.

“Payment Fund” is defined in Section 2.06(a) of the Agreement.

“PEO Plan” shall mean all benefit or compensation plans, agreements, programs, policies and arrangements that are maintained by a professional employer organization for the benefit of employees, officers, directors or other individual service providers of the Acquired Companies.

“Permitted Encumbrance” shall mean (a) any Encumbrance for Taxes (i) that are not delinquent or (ii) the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP in the Company’s latest financial statements included in the Company SEC Documents, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens, (c) in the case of real property, Encumbrances imposed on the underlying fee interest in real property subject to a Real Property Lease, Encumbrances of record, easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances, zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property, and Encumbrances that would otherwise be set forth on a title report or disclosed by a survey, (d) in the case of Intellectual Property Rights, non-exclusive licenses granted to use such Intellectual Property Rights in the ordinary course of business that are not material to the business of any Acquired Company are granted solely for the purpose of enabling performance of the services or use of the deliverables under the relevant Contract and (e) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract.

“Person” shall mean any individual, Entity or Governmental Body.

“Personal Data” shall mean any data or information in any medium that alone or in combination with other information identifies an individual or that is defined as or constitutes “personal data,” “protected health information,” “personal information,” “personally identifiable information,” or a similar term, under the Privacy Requirements.

“PHSA” shall mean the United States Public Health Service Act, 42 U.S.C. § 201 et seq.

“Pre-Closing Period” is defined in Section 5.01(a) of the Agreement.

Exhibit A - 15

“Privacy Requirements” shall mean Legal Requirements, the Acquired Companies’ obligations under Contracts, self-regulatory standards and industry standards with which the Acquired Companies are legally or contractually obligated to comply, or written policies or terms of use of the Acquired Companies, in each case with respect to the foregoing, to the extent regarding privacy, information security, artificial intelligence, or data protection applicable to the Processing of Personal Data by the Company and its Subsidiaries (such Legal Requirements, “Privacy Laws”).

“Process” or “Processing” shall mean any operation or set of operations which is performed on Personal Data, whether or not by automated means, such as the receipt, access, acquisition, collection, recording, organization, compilation, sale, rental, structuring, storage, safeguarding, adaptation or alteration, retrieval, consultation, use, disclosure by transfer, transmission, dissemination or otherwise making available, alignment or combination, restriction, disposal, erasure or destruction.

“Product Candidates” shall mean all drug, pharmaceutical, biological, human cells, tissues, and cellular and tissue-based products, therapeutic or diagnostic products and product candidates that have been or are being researched, developed, tested or manufactured by or on behalf of any Acquired Company, including FB102.

“Purchaser” is defined in the preamble to the Agreement.

“Real Property Lease” shall mean each lease, sublease, license, or occupancy agreement and any amendment thereto relating to the Leased Real Property.

“Receiving Party” is defined in Section 6.02(g) of the Agreement.

“Registered IP” shall mean all Patents, registered, filed or issued Trademarks (including, for clarity, domain names), registered, filed or issued Copyrights and other Intellectual Property Rights that are registered, filed or issued under the authority of, with or by any Governmental Body or other intellectual property registrar, and all applications for any of the foregoing.

“Regulatory Permit” shall mean all investigational new drug applications, clinical trial applications, new drug applications, biologics license applications, establishment registrations and product listings, all supplements or amendments thereto under the FDCA and its implementing regulations, and all comparable filings with a Specified Governmental Body.

“Release” shall mean any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

“Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

“Sanctions” shall mean any economic or financial sanctions imposed, administered, or enforced by (a) the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), the U.S. State Department or any other agency of the U.S. government, (b) the United Nations, (c) the European Union or any member state thereof, or (d) the United Kingdom.

Exhibit A - 16

“Sanctioned Person” shall mean any Person (a) listed on any applicable sanctions-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List or Foreign Sanctions Evaders List and the Consolidated List of Financial Sanctions Targets maintained by His Majesty’s Treasury, (b) that is, or is part of, a Governmental Body of a Sanctioned Territory, (c) 50% or more owned or, where relevant under applicable Sanctions, controlled by, or acting on behalf of any of the foregoing, (d) resident in or operating from a Sanctioned Territory, or (e) otherwise the subject or target of any Sanctions.

“Sanctioned Territory” shall mean any country or region that is the subject or target of a comprehensive embargo under Trade Compliance Laws (which, as of the date of this Agreement, are Cuba, Iran, North Korea, the Crimea, the so-called Donetsk People’s Republic and Luhansk People’s Republic in Ukraine).

“Sarbanes-Oxley Act” is defined in Section 3.05(a) of the Agreement.

“Schedule 14D-9” is defined in Section 1.02(a) of the Agreement.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933.

“Security Breach” shall mean any (i) unauthorized or unlawful acquisition of, access to, loss of, or misuse (by any means) of Sensitive Data in the possession or control of the Acquired Companies, (ii) unauthorized or unlawful Processing of Sensitive Data maintained by the Acquired Companies, or by any third-party service provider on behalf of the Acquired Companies, or (iii) a phishing, ransomware, denial of service (DoS) or other cyberattack that results in a monetary loss or a significant business disruption to the Acquired Companies.

“Sensitive Data” shall mean all (i) Personal Data, (ii) Sensitive Personal Information, and (iii) other confidential or proprietary business, customer, or Trade Secret information.

“Sensitive Personal Information” shall mean a set of sensitive personal information relating to U.S. persons, in any format, regardless of whether the data is anonymized, pseudonymized, aggregated, de-identified, or encrypted, which consists of (1) covered personal identifiers, (2) precise geolocation data, (3) biometric identifiers, (4) human omics data, (5) government-related data, (6) personal health data, (7) personal financial data, or (8) any combination thereof, as each such term (1)-(8) are defined in the DOJ Final Rule.

“Shares” is defined in Recital (A) of the Agreement.

“Software” is defined in the definition of Intellectual Property Rights.

“Specified Agreement” is defined in Section 8.01(e) of the Agreement.

“Specified Governmental Bodies” is defined in Section 3.14(a) of the Agreement.

Exhibit A - 17

“Stockholder List Date” is defined in Section 1.02(b) of the Agreement.

“Stockholder Litigation” is defined in Section 6.05 of the Agreement.

“Subsidiary” An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (i) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body or (ii) at least 50% of the outstanding equity or financial interests of such Entity.

“Superior Offer” shall mean a bona fide written Acquisition Proposal made to the Company after the date of this Agreement, that did not result from a material breach of Section 5.03(a) and that the Board of Directors determines, in its good faith judgment, after consultation with outside legal counsel and its financial advisor, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Board of Directors deems relevant, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions (including after giving effect to proposals, if any, made by Parent pursuant to Section 6.01(b)(i)); provided, however, that for purposes of the definition of “Superior Offer,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

“Supporting Stockholder” is defined in Recital (E) of the Agreement.

“Surviving Corporation” is defined in Recital (B) of the Agreement.

“Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations (including Section 203 of the DGCL).

“Tax” shall mean any tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, social security, Medicare, national health insurance or similar taxes, excise tax, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, service tax, property tax, business tax, escheat or unclaimed property liability, withholding tax or payroll tax, or other tax of any kind whatsoever (including any levy, assessment, tariff, impost, imposition, duty (including any customs duty), or governmental fees or charges), in each case, in the nature of a tax, and including any penalty, interest or other additions thereto, imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, form, election, certificate or other document or information filed with or supplied to, or required to be filed with or supplied to, any Governmental Body in connection with the determination, assessment, reporting, withholding, collection or payment of any Tax and any attachments thereto or amendments thereof.

“Termination Condition” is defined in Annex I to the Agreement.

Exhibit A - 18

“Termination Fee” is defined in Section 8.03(c) of the Agreement.

“Trade Compliance Laws” shall mean any export control laws and regulations, administered by (a) the United States, including the U.S. State Department, the U.S. Commerce Department, including the Export Administration Regulations, or any other agency of the U.S. government, (b) the European Union or any member state thereof, or (c) the United Kingdom.

“Trade Secrets” is defined in the definition of Intellectual Property Rights.

“Trademarks” is defined in the definition of Intellectual Property Rights.

“Transactions” shall mean (i) the execution and delivery of the Agreement and (ii) all of the transactions contemplated by the Agreement, including the Offer and the Merger.

“Treasury Regulations” shall mean the regulations promulgated under the Code by the U.S. Department of the Treasury.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar foreign, state or local law.

“Willful Breach” shall mean a material breach that is a consequence of an intentional act or intentional failure to act undertaken by the breaching party with the knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a breach of the Agreement.

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Exhibit A - 19

Annex I

Conditions to the Offer

The obligation of Purchaser to accept for payment, and (prior to the Offer Acceptance Time) pay for, Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction or waiver in writing by Parent and Purchaser (to the extent waivable by Parent and Purchaser) of the conditions set forth in clauses (a) through (h) below. Accordingly, notwithstanding any other provision of the Offer or the Agreement to the contrary, Purchaser shall not be required to accept for payment or (prior to the Offer Acceptance Time and subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (prior to the Offer Acceptance Time and subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Agreement, may terminate the Offer: (i) upon termination of the Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.01(c) of the Agreement), if any of the conditions set forth below shall not be satisfied or waived in writing by Parent and Purchaser (to the extent waivable by Parent and Purchaser) as of the Expiration Date:

(a) there shall have been validly tendered, and not validly withdrawn, in the Offer a number of Shares that, considered together with all other Shares owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6) of the DGCL), represent one more Share than 50% of the total number of Shares outstanding as of immediately following the “consummation” (as such term is defined in Section 251(h)(6) of the DGCL) of the Offer (the “Minimum Condition”); provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, the Parties shall exclude Shares tendered in the Offer that have not yet been “received” by the “depository” (as such terms are defined in Section 251(h)(6) of the DGCL);

(b)

(i) the representations and warranties of the Company set forth in Section 3.03(a), Section 3.03(c) and Section 3.03(d) (Capitalization, Etc.) shall be true and correct in all respects as of the date of the Agreement and at and as of the Expiration Date as if made on and as of the Expiration Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure to be so true and correct in all respects, individually or in the aggregate, would not reasonably be expected to require the Company, Parent and Purchaser, collectively, to pay additional consideration in excess of $7,500,000 pursuant to Section 1.01(h), Section 2.06(a), Section 2.08 and Section 2.09 relative to the consideration that would have been so payable had such representations and warranties been true and correct in all respects as of the date of the Agreement and at and as of the Expiration Date as if made on and as of the Expiration Date, or to the extent any such representation or warranty expressly relates to an earlier date or period, as of such date or period;

Annex I - 1

(ii) the representations and warranties of the Company set forth in the first sentence of Section 3.01 (Due Organization), Section 3.02 (Organizational Documents), Section 3.03(b) and Section 3.03(e) (Capitalization, Etc.), Section 3.04 (Authority; Binding Nature of Agreement), Section 3.22 (Takeover Laws), Section 3.23(a)(i) (Non-Contravention; Consent), Section 3.24 (Opinion of Financial Advisor) and Section 3.25 (Brokers and Other Advisors) of the Agreement shall be true and correct in all material respects as of the date of the Agreement and at and as of the Expiration Date as if made on and as of the Expiration Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(iii) the representation and warranty of the Company set forth in Section 3.06(b) (No Material Adverse Effect) of the Agreement shall be true and correct in all respects as of the date of the Agreement;

(iv) the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses (i) and (ii) above) shall be true and correct (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Agreement and at and as of the Expiration Date as if made on and as of the Expiration Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c) with respect to all obligations, covenants and agreements the Company is required to comply with or perform at or prior to the Expiration Date, the Company shall have complied with or performed in all material respects such obligations, covenants and agreements;

(d) since the date of the Agreement, there shall not have occurred a Material Adverse Effect that is continuing;

(e) (i) the waiting period (or any extension thereof) applicable to the Offer or the Merger under the HSR Act shall have expired or been terminated and (ii) if Parent or the Company has entered into an agreement with any Governmental Body regarding the timing of the consummation of the Offer or the Merger, that agreement shall permit such consummation;

(f) Parent and Purchaser shall have received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer and Chief Financial Officer certifying that the conditions set forth in clauses (b), (c) and (d) of this Annex I have been satisfied;

(g) there shall not have been issued by any Governmental Body of competent jurisdiction, and remain in effect, any judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger or subsequent integration, nor shall any Legal Requirement have been promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger or subsequent integration; and

Annex I - 2

(h) the Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions shall be in addition to, and not a limitation of, the rights or obligation of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Agreement. The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions (including any action or inaction by Parent or Purchaser) and (except for the Minimum Condition and the Termination Condition) may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time, in the sole and absolute discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Annex I - 3

Annex II

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

FORTE BIOSCIENCES, INC.

FIRST: The name of the corporation is Forte Biosciences, Inc. (hereinafter called the “Corporation”).

SECOND: The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808. The name of the Corporation’s registered agent at such address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH: The total number of shares of stock which the Corporation is authorized to issue is 1,000 shares of common stock, having a par value of $0.001 per share.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the board of directors (the “Board of Directors”), and the directors need not be elected by ballot unless required by the bylaws of the Corporation.

SIXTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH:

Section 1. The liability of a director of the Corporation for monetary damages shall be eliminated to the fullest extent under applicable law.

Section 2. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article SEVENTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

Annex II -1

Section 3. Any repeal or modification of this Article SEVENTH shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article SEVENTH in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

EIGHTH: The Corporation reserves the right to amend, repeal and/or eliminate any provision contained in this Amended and Restated Certificate of Incorporation in the manner from time to time prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

Annex II - 2